UNITED STATES

SECURITIESAND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OFTHE SECURITIES EXCHANGE ACT OF 1934 Contains only the financial statements for the year ended December 31, 2025

Commission File Number 333-291808

BALLSTON SPA BANCORP, INC.

(Exact name of registrant as specified in its charter)

New York	74-2245601
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

990 State Route 67, Ballston Spa, NY	12020
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (518) 363-8199

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the SecuritiesAct. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of theAct. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities ExchangeAct of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the ExchangeAct.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the ExchangeAct. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the ExchangeAct). YES ☐ NO

The aggregate market value of the registrant’s common stock held by non-affiliates at June 30, 2025, the registrant’s most recently completed second fiscal quarter, was $45,012,804.

As of April 23, 2026, the registrant had 1,125,408 shares of voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: None.

EXPLANATORY NOTE

On April 1, 2026, Ballston Spa Bancorp, Inc. (the “Company”) and NBC Bancorp, Inc. (“NBC”) jointly announced the completion of their previously announced strategic merger transaction. The combined company, as reported in the Registration Statement on Form S-4 (as amended, the “Registration Statement”) (SEC File No. 333-291808), has approximately $1.4 billion in total assets, $1.2 billion of total deposits, $1.1 billion in total loans, and $89.1 million of combined shareholders’ equity based upon September 30, 2025 financial statements. In this all-stock transaction with a total transaction value of $26.0 million (calculated on the basis of the Company’s closing price as of September 23, 2025), NBC shareholders received a fixed exchange ratio of 0.8065 shares of Company common stock for each share of NBC common stock they own. The merger agreement was unanimously approved by the boards of directors and shareholders of both companies. Adetailed description of the merger (the “Merger”) is included in the Registration Statement on Form S-4 (SEC File No. 333-291808) (as amended, the “Registration Statement”). Notice of SEC effectiveness of the Form S-4 was given on January 30, 2026.

Rule 15d-2 under the Securities and ExchangeAct of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, that upon effectiveness does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special report should be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Company’s Registration Statement did not contain the certified, year-end financial statements contemplated by Rule 15d-2; therefore, as required under the rule, the Company is hereby filing such certified financial statements with the Securities and Exchange Commission under cover of the facing page of an Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Special Report on Form 10-K contains forward-looking statements about the Company’s business, including, in particular, statements about its plans, strategies and objectives. You can generally identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include the Company’s plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties.Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond the Company’s control. Although the Company believes the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and the Company’s actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by the Company or any other person that the Company’s objectives and plans, which it considers to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of the Company’s Registration Statement on Form S-4 (SEC File No. 333-291808) for a discussion of the risks and uncertainties that the Company believes are material to its business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BALLSTON SPA BANCORP, INC.

Ballston Spa, New York

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Ballston Spa Bancorp, Inc.

Ballston Spa, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ballston Spa Bancorp, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe LLP

We have served as the Company’s auditor since 2006.

Livingston, New Jersey

April 24, 2026

BALLSTON SPA BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2025, and 2024

(In thousands, except share and per share amounts)

	2025	2024
ASSETS
Cash and due from banks	$7,385	$7,061
Short-term investments	20,761	18,682
Cash and cash equivalents	28,146	25,743
Securities available for sale, at fair value (amortized cost $66,461 and $78,458)	66,562	76,954
Federal Home Loan Bank of New York (“FHLB”) and Federal Reserve Bank (“FRB”) stock, at cost	7,908	9,504
Loans	803,219	763,981
Allowance for credit losses	(8,749)	(8,545)
Net loans	794,470	755,436
Premises and equipment, net	12,047	10,107
Accrued interest receivable	3,143	3,170
Goodwill	1,595	1,595
Bank-owned life insurance	5,637	5,478
Other assets	8,993	8,334
Total assets	$928,501	$896,321
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Demand deposits	$148,536	$144,302
Savings accounts	87,243	93,385
NOW and money market	382,252	336,294
Time deposits	147,202	121,927
Total deposits	765,233	695,908
FHLB borrowings, short-term	54,000	86,500
FHLB borrowings, long-term	20,000	30,000
Junior subordinated debentures	7,750	7,750
Other liabilities	10,379	9,932
Total liabilities	857,362	830,090
Commitments and contingent liabilities (Note 11)
Shareholders’ equity
Common stock, $12.50 par value. Authorized 10,000,000 shares; issued 768,000 shares	9,600	9,600
Preferred stock, $12.50 par value. Authorized 2,000,000 shares; none issued at December 31, 2025 and 2024	—	—
Additional paid in capital	42	42
Treasury stock, at cost; 25,337 shares	(991)	(991)
Retained earnings	61,874	58,315
Accumulated other comprehensive income/(loss)	614	(735)
Total shareholders’ equity	71,139	66,231
Total liabilities and shareholders’ equity	$928,501	$896,321

See accompanying notes to consolidated financial statements.

BALLSTON SPA BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2025, and 2024

(In thousands, except share amounts)

	2025	2024
INTEREST AND FEE INCOME
Loans, including fees	$38,647	$35,476
Taxable investment securities	3,387	3,561
Tax exempt investment securities	87	23
FHLB and FRB stock	651	616
Short-term investments	160	222
Total interest and fee income	42,932	39,898
INTEREST EXPENSE
Deposits	13,360	12,592
FHLB borrowings, short-term	2,149	1,865
FHLB borrowings, long-term	968	1,258
Junior subordinated debentures	446	446
Total interest expense	16,923	16,161
NET INTEREST INCOME	26,009	23,737
Provision for credit losses	630	600
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	25,379	23,137
NON-INTEREST INCOME
Service charges on deposit accounts	650	672
Trust and investment services income	1,546	1,477
Gain on sale/servicing of loans	322	33
Debit card interchange income	783	821
Earnings on bank-owned life insurance	159	151
Other	844	850
Total non-interest income	4,304	4,004
NON-INTEREST EXPENSE
Compensation and benefits	14,055	12,792
Occupancy and equipment	2,516	2,007
Federal Deposit Insurance Corporation (“FDIC”) and OCC assessment	790	791
Advertising and public relations	304	292
Legal and professional fees	908	1,138
Merger expenses	1,529	—
Data processing	1,115	1,113
Debit card processing	536	482
Other	2,326	2,204
Total non-interest expenses	24,079	20,819
INCOME BEFORE INCOME TAX EXPENSE	5,604	6,322
Income tax expense	1,065	1,192
NET INCOME	$4,539	$5,130
Basic earnings per share	$6.11	$6.91
Weighted average number of common shares outstanding	742,663	742,663

See accompanying notes to consolidated financial statements.

BALLSTON SPA BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2025 and 2024

(In thousands, except share amounts)

	2025	2024
NET INCOME	$4,539	$5,130
Available-for sale Securities:
Unrealized holding gain/(loss) on securities arising during period	1,605	(968)
Tax effect	444	(254)
Net-of-tax amount	1,161	(714)

Fair Value adjustment on derivatives:
Unrealized holding loss on derivative	(78)	—
Tax effect	(20)	—
Net-of-tax amount	(58)	—
Defined benefit pension plans:
Net gain arising during the period	364	1,535
Settlement charge	(31)	—
Net gain	333	1,535
Tax effect	87	411
Net-of-tax amount	246	1,124
Other comprehensive income net of tax	1,349	410
COMPREHENSIVE INCOME	$5,888	$5,540

See accompanying notes to consolidated financial statements.

BALLSTON SPA BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2025 and 2024

(In thousands, except share amounts)

					Accumulated
		Additional			other	Total
	Common	paid in	Treasury	Retained	comprehensive	shareholders'
	Stock	capital	stock	earnings	income (loss)	equity

Balance at January 1, 2024	$9,600	$42	$(991)	$54,165	$(1,145)	$61,671
Comprehensive income:
Net income				5,130		5,130
Other comprehensive income, net of tax:					410	410
Cash dividends declared ($1.32 per share)				(980)		(980)

Balance December 31, 2024	$9,600	$42	$(991)	$58,315	$(735)	$66,231
Comprehensive income:
Net income				4,539		4,539
Other comprehensive income, net of tax:					1,349	1,349
Cash dividends declared ($1.32 per share)				(980)		(980)
Balance at December 31, 2025	$9,600	$42	$(991)	$61,874	$614	$71,139

See accompanying notes to consolidated financial statements.

BALLSTON SPA BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2025 and 2024

(In thousands)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$4,539	$5,130
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	758	591
Provision for credit losses	630	600
Net premium accretion on securities	(577)	(747)
Deferred tax benefit	83	(555)
Earnings on bank owned life insurance	(159)	(151)
Net decrease (increase) in accrued interest receivable	27	(403)
Net (increase) decrease in other assets	(643)	1,469
Net increase in other liabilities	92	108
Net cash provided by operating activities	4,750	6,042

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities, calls and pay downs of securities available for sale	20,419	15,953
Purchases of securities available for sale	(7,845)	(28,503)
Net redemption (purchases) of FHLB stock	1,596	(2,709)
Loan originations and payments, net	(39,664)	(55,243)
Purchase of premises and equipment	(2,698)	(672)
Net cash used in investing activities	(28,192)	(71,174)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	69,325	6,670
Net (decrease) increase in short-term FHLB borrowings	(32,500)	61,450
Repayment of long-term FHLB borrowings	(10,000)	—
Dividends paid	(980)	(980)
Net cash provided by financing activities	25,845	67,140

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,403	2,008
Cash and cash equivalents at beginning of year	25,743	23,735
CASH AND CASH EQUIVALENTS AT END OF YEAR	$28,146	$25,743

Supplemental information
Interest paid	$16,747	$16,253
Taxes paid	$1,948	$661

See accompanying notes to consolidated financial statements.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Ballston Spa Bancorp, Inc. (the “Parent Company”) and its subsidiaries (collectively referred to as the “Company”) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. A summary of the more significant policies is described below.

Organization: The Company is a financial holding company. The Parent Company’s banking subsidiary, Ballston Spa National Bank (the “Bank”), is a community-based commercial bank and provides a wide range of banking, financing, fiduciary, brokerage and other financial services to corporate, municipal, and individual customers through its thirteen branch offices.

Basis of Presentation: The consolidated financial statements include the accounts of the Parent Company and the Bank and its subsidiary, BSNB Real Estate Company, Inc. All material intercompany accounts and transactions have been eliminated. The Company utilizes the accrual method of accounting for financial reporting purposes. Amounts in the prior year’s consolidated financial statements have been reclassified whenever necessary to conform with the current year’s presentation.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash on hand, due from banks and short-term investments which include federal funds sold and amounts left on deposit at Federal Reserve Bank of New York (“FRB”) and Certificate of Deposits with other Banks. Net cash flows are reported for customer’s loan and deposit transactions, Federal Home Loan Bank stock and for short-term Federal Home Loan Bank of New York (“FHLB”) advances.

Securities: All securities are classified as securities available for sale and are reported at fair value, with net unrealized gains or losses reported, net of taxes, in other comprehensive income or loss. Realized gains or losses on the disposition of securities are based on the net proceeds and the amortized cost of the securities sold, using the specific identification method, and are recorded on trade date.

The amortized cost of securities is adjusted for amortization of premium and accretion of discount, which is calculated using the effective interest method and included in interest income. Premiums on callable debt securities are amortized to their earliest call date.

A security is placed on non-accrual status at the time principal and interest become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. At December 31, 2025 and 2024 all securities were current on principal and interest payments.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For available for sale debt securities in an unrealized loss position, management first assesses whether the Company intends to sell, or if it is likely that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through a provision for credit losses charged to earnings. For debt securities available for sale that do not meet either of these criteria, management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers both quantitative and qualitative factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss), net of tax. The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies and have a long history of no credit losses. Under ASC 326, changes in allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and 2024, accrued interest receivable on available-for-sale securities totaled $308 thousand and $385 thousand, respectively, and is excluded from the estimate of credit losses.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans are carried at the principal amount outstanding, net of unearned discount, net deferred loan origination fees and costs, and the allowance for credit losses. Unearned discounts and net deferred loan origination fees and costs are accreted to income using the effective interest method. Loans considered doubtful of collection by management are placed on a nonaccrual status for the recording of interest. Generally, loans past due 90 days or more as to principal or interest are placed on nonaccrual status except for (1) those loans which, in management’s judgment, are adequately secured and in the process of collection, and (2) certain consumer and open-end credit loans which are usually charged-off when they become 120 days past due. Past due status is based on the contractual terms of the loan. When a loan is placed on nonaccrual status, all previously accrued income that has not been collected is reversed. Subsequent cash receipts are generally applied to reduce the unpaid principal balance; however, interest on loans can also be recognized as cash is received. Amortization of the related unearned discount and net deferred loan fees and costs is suspended when a loan is placed on nonaccrual status. Loans are removed from nonaccrual status when they become current as to principal and interest and when, in the opinion of management, the loans are expected to be fully collectible as to principal and interest.

The allowance for credit losses is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Additions are made to the allowance through provisions, which are charged to expense. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Management estimates the allowance balance on a quarterly basis using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company estimates expected credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company’s historical credit loss experience provides the basis for the estimation of expected credit losses. The historical loss experience is determined by portfolio segment and the Company uses the weighted average remaining maturity (WARM) methodology to estimate credit losses over the expected life of the loan. This actual loss experience is adjusted by other qualitative factors based on the risks present for each portfolio segment. These qualitative factors include consideration of the following: changes in economic forecasts, levels of and trends in delinquencies and changes in collateral values; changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staffing and experience; changes in the quality of loan review system; current national and local economic trends and conditions; effect of legal and regulatory factors; and effects of changes in credit concentrations.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The following portfolio classes have been identified: Residential real estate, Home equity line of credit (“HELOC”), Commercial real estate, Commercial and industrial, and Consumer.

The risk characteristics of each of the identified portfolio classes are as follows:

Residential Real Estate: Residential real estate loans are generally made on the basis of the borrower’s ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of residential real estate loans is subject to adverse employment conditions in the local economy leading to increased default rate and decreased market values from oversupply in a geographic area. In general, residential real estate loans depend on the borrower’s continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Home Equity Lines of Credit (“HELOCs”): HELOCs have as collateral a borrower’s primary residence, second home or investment property. The risk of loss on these loans would be due to collateral deficiencies due to market deterioration or location and condition of the property. The foreclosure process of a primary residence is usually the final course of action on these types of loans.

Given our underwriting criteria and the volume and balance of the loans as compared to collateral, the risk in this portfolio segment is less than that of the other classes.

Commercial Real Estate: Commercial real estate loans are secured by multi-family and nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Commercial real estate loans depend on the global cash flow analysis of the borrower and the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. Of primary concern in commercial real estate lending is the borrower’s creditworthiness and the cash flow from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. Commercial Real Estate is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply of units in a specific region.

Commercial and Industrial: Commercial and industrial loans are generally of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consumer: Consumer loans generally have shorter terms and higher interest rates than residential real estate loans. In addition, consumer loans expand the products and services offered the Bank to better meet the financial services needs of the Bank’s customers. Consumer loans generally involve greater credit risk than residential real estate loans because of the difference in the underlying collateral. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage to, loss of, or depreciation in the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower’s personal financial stability. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. For loans that are individually analyzed, the ACL is measured using a discounted cash flow (DCF) method based upon the loan’s contractual effective interest rate, or at the loan’s observable market price, or, if the loan is collateral dependent, at the fair value of the collateral. Factors management considers when measuring the extent of expected credit loss include payment status, collateral value, borrower financial condition, guarantor support and the probability of collecting scheduled principal and interest payments when due. When management determines foreclosure is probable expected credit losses are based on the fair value of the collateral. For collateral dependent loans for which repayment is to be provided substantially through the sale of the collateral, management adjusts the fair value for estimated costs to sell. For collateral dependent loans for which repayment is to be provided substantially through the operation of the collateral, estimated costs to sell are not incorporated into the measurement. Management may also adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the collateral.

The Company has made an accounting policy election to exclude accrued interest from the amortized cost basis of loans and the Company also excludes accrued interest from the estimate of credit losses on loans. At December 31, 2025 and 2024, the Company’s accrued interest receivable totaled $2.8 million at each period end.

Allowance for Credit Losses on Unfunded Commitments:

ACL on unfunded commitments is management’s estimate of expected credit losses over the expected contractual term (or life) in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. Unfunded commitments for home equity lines of credit and commercial demand loans are considered unconditionally cancellable for regulatory capital purposes and, therefore, are excluded from the calculation to estimate the ACL on unfunded commitments. For each portfolio, estimated loss rates and funding factors are applied to the corresponding balance of unfunded commitments. For each portfolio, the estimated loss rates applied to unfunded commitments are the same quantitative and qualitative loss rates applied to the corresponding on-balance sheet amounts in determining the ACL on loans. The estimated funding factor applied to unfunded commitments represents the likelihood that the funding will occur and is based upon the Company’s average historical utilization rate for each portfolio.

The ACL on unfunded commitments is included in other liabilities in the Consolidated Balance Sheets. The ACL on unfunded commitments is adjusted through a provision for credit losses recognized in the Consolidated Statements of Income.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is carried at cost. Premises, software, and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the terms of the related leases or the useful lives of the assets, with useful lives ranging from 5 to 18 years.

Federal Home Loan Bank (“FHLB”) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Federal Reserve Bank (“FRB”) Stock: The Bank is a member of its regional FRB. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the periods in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments: In the normal course of business, the Company is a party to certain financial instruments with off-balance-sheet risk such as commitments to extend credit, unused lines of credit, and standby letters of credit. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. The Company’s policy is to record such instruments when funded.

Wealth Management Assets and Service Fees: Assets held by the Company in a fiduciary or agency capacity for its customers are not included in the consolidated balance sheets since these assets are not assets of the Company. Fee income is recognized on the accrual method based on the fair value of assets administered.

Employee Benefit Costs: The Company maintains a tax qualified noncontributory, defined benefit pension plan that provides benefits to substantially all its employees. Participants receive an annual cash balance benefit based on current annual compensation. Participants also receive an annual interest credit on the balance of their account. Employees become vested upon completing three years of vesting service.

For employees hired prior to 2010, an additional pension benefit is provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. The cost of this plan, which is the net of prior service and interest cost, return on plan assets and amortization of gains and losses, is based upon the actuarial computation of current and future benefits to employees, and is charged to current operating expenses.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company also maintains a 401(k) Retirement Plan for the benefit of those employees who meet certain eligibility requirements and have elected to participate in the plan. Employee 401(k) plan expense is the amount of matching contributions. Employee deferrals and employer matching contributions are invested among a variety of investment alternatives at the discretion of the participant. In addition, the Company has salary continuation agreements with select employees that provide defined benefits for a period of years after their separation from service from the Company.

Earnings Per Share: Since there are no stock options or other potential dilutive securities outstanding, basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Comprehensive Income: Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders’ equity, net of tax, such as the change in the net unrealized gain or loss on securities available for sale, net unrealized gain or loss on derivatives, and changes in the funded status of the pension plan. Comprehensive income and its components are included in the consolidated statement of comprehensive income. Accumulated other comprehensive income or loss, which is a component of shareholders’ equity, represents the net unrealized gain or loss on securities available for sale and derivatives, and the funded status of the Company’s defined benefit pension plan.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Segment Reporting: The Company has a single segment for financial reporting purposes. The Company’s reportable segment is determined by the Chief Financial Officer, who is designated as the chief operating decision maker, based upon information provided about the Company’s products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses this information to review performance of various components, such as branches and wealth management component which are then aggregated. The chief operating decision maker will evaluate the financial performance of the Company’s business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The chief operating decision maker uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used to assess performance and to establish compensation. Loans, investments, and deposits provide the revenues in the banking operation. Interest expense, provision for credit losses, and salaries and employee benefits provide the significant expense in the banking operation. All of the Company’s operations are domestic.

Goodwill: The excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired, less liabilities assumed, is recorded as goodwill. Goodwill is not amortized, but is reviewed for impairment annually. The Company has selected December 31 as the date to perform the annual impairment test. The Company completed goodwill impairment assessments at December 31, 2025 and 2024, and determined that no impairment charges were required.

Other Real Estate Owned: Other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are initially recorded at the fair value of the property, less any estimated costs of disposal. Credit losses arising from the acquisition of such assets are charged to the allowance for credit losses and subsequent valuation write-downs are charged to non-interest expense and a valuation allowance is established. Operating costs associated with the properties are charged to expense as incurred. Gains and losses on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by generally accepted accounting principles.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Parent Company or by the Parent Company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matter of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Bank-Owned Life Insurance (“BOLI”): The Bank purchased life insurance policies on certain key executives.

BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Derivatives: The Company utilizes derivative instruments in the form of interest rate swaps to hedge its exposure to interest rate risk in conjunction with its overall asset/liability management process. In accordance with accounting requirements, the Company formally designates all of its hedging relationships as either fair value hedges, intended to offset the changes in the value of certain financial instruments due to movements in interest rates, or cash flow hedges, intended to offset changes in the cash flows of certain financial instruments due to movement in interest rates, and documents the strategy for undertaking the hedge transactions, and its method of assessing ongoing effectiveness. The Company does not use derivative instruments for speculative purposes.

All derivatives are recognized as either assets or liabilities in the Consolidated Financial Statements at their fair values. For a derivative designated as a cash flow hedge, the gain or loss on the derivative is recorded in other comprehensive income and subsequently reclassified into interest expense in the same period during which the hedged transaction affects earnings. For a derivative designated as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking cash flow or fair value hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in the hedged items.

The Company discontinues hedge accounting when (a) it determines that a derivative is no longer effective in offsetting changes in cash flows of a hedged item; (b) the derivative expires or is sold, terminated or exercised; (c) probability exists that the forecasted transaction will no longer occur; or (d) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all cases in which hedge accounting is discontinued and a derivative remains outstanding, the Company will carry the derivative at fair value in the Consolidated Financial Statements, recognizing changes in fair value in current period income in the Consolidated Statements of Income.

Adoption of New Accounting Standards

On December 14, 2023, the FASB issued ASU 2023-09 Income Taxes – Improvements to Income Tax Disclosures, which enhances a company’s income tax disclosures to include additional information related to rate reconciliations and income taxes paid. This guidance is effective for companies with fiscal years beginning after December 15, 2024, and interim periods with fiscal years beginning after December 15, 2025. The Company adopted this standard as of January 1, 2025. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements. See Note 10 for additional income tax disclosures required by this standard.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On November 12, 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The update expands the population of purchased loans subject to the gross-up approach under Topic 326. Under the new guidance, purchased seasoned loans (excluding credit card receivables) will be accounted for using the gross-up approach. The ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company early adopted this standard effective January 1, 2026.

Recently Issued Accounting Pronouncements, Not Yet Adopted

On November 4, 2024, the FASB issued ASU 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures, which requires companies to disclose additional information about certain expenses. This guidance is effective for companies with fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt this standard beginning January 1, 2027. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

NOTE 2 – SECURITIES

The amortized cost and fair value of securities available for sale at December 31 are as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2025
U.S. Treasury Securities	$2,955	$6	$—	$2,961
State and political subdivisions	12,204	—	(185)	12,019
Mortgage-backed securities (“MBSs”) – residential	45,721	708	(382)	46,047
Collateralized mortgage obligations (“CMOs”)	97	—	(44)	53
Corporate securities	5,484	—	(2)	5,482
Total securities available for sale	$66,461	$714	$(613)	$66,562

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2024
U.S. Treasury Securities	$5,971	$16	$—	$5,987
State and political subdivisions	13,506	—	(659)	12,847
Mortgage-backed securities (“MBSs”) – residential	51,914	257	(1,079)	51,092
Collateralized mortgage obligations (“CMOs”)	97	1	(39)	59
Corporate securities	6,970	—	(1)	6,969
Total securities available for sale	$78,458	$274	$(1,778)	$76,954

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 2 – SECURITIES (Continued)

The Company did not sell any securities during the year ended December 31, 2025 or during the year ended December 31, 2024. There were no securities called during the year ended December 31, 2025 or during the year ended December 31, 2024.

As of December 31, 2025, the contractual maturity of debt securities available for sale (MBSs and CMOs are shown separately) at amortized cost and approximate fair value is as follows (in thousands):

	Amortized
	Cost	Fair Value
Within one year	$2,955	$2,962
After one year to five years	8,248	8,186
After five years to ten years	9,440	9,314
Over ten years	—	—
Total debt securities	20,643	20,462
MBSs and CMOs	45,818	46,100
Total	$66,461	$66,562

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The carrying value of securities available for sale pledged to secure borrowings, deposits, and for other purposes was $60.6 million and $69.9 million at December 31, 2025 and 2024, respectively. At year-end 2025 and 2024, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position at December 31 (in thousands).

	Less than 12 Months		12 Months or longer		Total
		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
2025
U.S. Treasury Securities	$—	$—	$—	$—	$—	$—
State and political subdivisions	—	—	11,816	(185)	11,816	(185)
MBSs	—	—	16,133	(382)	16,133	(382)
CMOs	—	—	53	(44)	53	(44)
Corporate Securities	2,482	(2)	—	—	2,482	(2)
	$2,482	$(2)	$28,002	$(611)	$30,484	$(613)

	Less than 12 Months		12 Months or longer		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
2024
Treasury	$—	$—	$—	$—	$—	$—
State and political subdivisions	3,968	(135)	8,879	(524)	12,847	(659)
MBSs	24,928	(411)	11,074	(668)	36,002	(1,079)
CMOs	—	—	58	(39)	58	(39)
Corporate Securities	—	—	2,469	(1)	2,469	(1)
	$28,896	$(546)	$22,480	$(1,232)	$51,376	$(1,778)

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 2 – SECURITIES (Continued)

Management has assessed the securities available for sale that were in an unrealized loss position at December 31, 2025, and determined that the decline in fair value is driven by changes in market interest rates and credit spreads, not changes in credit quality. There were no defaults on principal or interest payments, and no interest payments were deferred. Based on management’s analysis of each individual security, the issues appear to have the ability to meet debt service requirements over the life of the security. The Company had no allowance for credit losses on securities available for sale at December 31, 2025 and 2024. At December 31, 2025 the Company had no intent to sell securities in an unrealized loss position and has the ability to hold them until recovery.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

A summary of loans at December 31 is as follows (in thousands):

	2025	2024
Residential real estate	$318,694	$303,156
HELOCs	17,092	15,526
Commercial real estate	370,380	349,369
Commercial and industrial	32,582	39,596
Consumer	63,698	55,592
Total gross loans	802,446	763,239
Unearned discount and net deferred fees and costs	773	742
Total loans	803,219	763,981
Allowance for credit losses	(8,749)	(8,545)
Net loans	$794,470	$755,436

The allowance for credit loss (“ACL”) represents management’s best estimate of future lifetime expected losses on its held for investment loan portfolio. The Company calculates its ACL by estimating expected credit losses on a collective basis for loans that share similar risk characteristics. Loans that do not share similar risk characteristics with other loans are evaluated for credit losses on an individual basis. The increase in ACL for the year ended December 31, 2025 compared with December 31, 2024, primarily consisted of an increase in ACL for collectively evaluated loans. The year-over-year increase in ACL was primarily driven by loan growth during the period.

The following table presents the activity in the allowance for credit losses by portfolio class for the year ended December 31, 2025 and 2024 (in thousands):

	Residential		Commercial	Commercial
	Real Estate	HELOCs	Real Estate	and Industrial	Consumer	Total
December 31, 2025
Allowance for credit losses:
Beginning balance	$2,564	$104	$5,396	$313	$168	$8,545
Provision (credit) for credit losses	220	(33)	(41)	264	220	630
Loans charged-off	(63)	—	—	(202)	(180)	(445)
Recoveries	—	—	—	—	19	19
Total ending allowance balance	$2,721	$71	$5,355	$375	$227	$8,749

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

	Residential		Commercial	Commercial
	Real Estate	HELOCs	Real Estate	and Industrial	Consumer	Total
December 31, 2024
Allowance for credit losses:
Beginning balance	$2,466	$91	$5,091	$275	$153	$8,076
Provision for credit losses	167	13	305	39	76	600
Loans charged-off	(69)	—	—	(1)	(83)	(153)
Recoveries	—	—	—	—	22	22
Total ending allowance balance	$2,564	$104	$5,396	$313	$168	$8,545

The following tables present the amortized cost in nonaccrual and loans past due over 89 days still on accrual by class of loans as of December 31, 2025 and 2024 (in thousands):

			Loans Past Due Over
	Nonaccrual		89 Days Still Accruing
	2025	2024	2025	2024
Residential real estate	$331	$598	$660	$333
HELOCs	—	—	—	—
Commercial real estate	328	—	—	—
Commercial and industrial	—	29	—	146
Consumer	1	—	75	69
Total	$660	$627	$735	$548

Nonaccrual loans and loans past due 89 days and still accruing interest include both smaller-balance homogeneous loans that are collectively evaluated for credit losses and loans that are individually evaluated. At December 31, 2025 and 2024, the Company had no allowance for credit losses allocated to nonaccrual loans. At December 31, 2025, collateral-dependent loans consisted of $331 thousand of residential real estate loans and $328 thousand of commercial real estate loans. At December 31, 2024, collateral-dependent loans consisted of $598 thousand of residential real estate loans and $29 thousand of commercial industrial loans. Residential real estate loans were secured by residential real estate properties, commercial real estate loans were secured by commercial real estate properties, and commercial and industrial loans were secured by other assets.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents the aging of the amortized cost in past due loans by class of loans as of December 31, 2025 and 2024 (in thousands):

	30‑59	60‑89	Greater Than
	Days	Days	89 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total
December 31, 2025
Residential real estate	$—	$1,260	$992	$2,252	$316,442	$318,694
HELOCs	—	—	—	—	17,092	17,092
Commercial real estate	—	—	328	328	370,052	370,380
Commercial and industrial	—	—	—	—	32,582	32,582
Consumer	227	70	75	372	63,326	63,698
Total	$227	$1,330	$1,395	$2,952	$799,494	$802,446

December 31, 2024
Residential real estate	$—	$564	923	$1,487	$301,669	$303,156
HELOCs	149	—	8	157	15,369	15,526
Commercial real estate	—	114	175	289	349,080	349,369
Commercial and industrial	—	—	—	—	39,596	39,596
Consumer	91	93	69	253	55,339	55,592
Total	$240	$771	$1,175	$2,186	$761,053	$763,239

Loan Modification Made to Borrowers Experiencing Financial Difficulty

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses.

In some cases, the Company provides multiple types of concessions on one loan. Typically, one type of concession, such as term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. The following tables present (in thousands) the amortized cost basis of loans at December 31, 2025 and 2024 that were both experiencing financial difficulty and modified during the year ended December 31, 2025 and 2024, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the book value of each class of financing receivable is also presented below:

				Total Class of
	Payment	Term		Financing
	Delay	Extension	Total	Receivable
Commercial	$—	$—	$—	0%
Residential	—	—	—	0%
Consumer	—	—	—	0%
Total	$—	$—	$—	0%

				Total Class of
	Payment	Term		Financing
	Delay	Extension	Total	Receivable
Commercial	$—	$400	$400	0%
Residential	—	—	—	0%
Consumer	—	184	184	0.33%
Total	$—	$584	$584	0.33%

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

There were no commitments to lend additional funds to borrowers experiencing financial difficulty whose terms have been restructured at December 31, 2025 or 2024.

All loans to borrowers experiencing financial difficulty that have been modified during the year ended December 31, 2024 were current to their contractual payments as of December 31, 2024 with the exception of $184 thousand in consumer loans that were in the 30 to 89 days past due category at December 31, 2024. As of December 31, 2025, there were no loans that were previously modified for borrowers experiencing financial difficulty that were more than 30 days past due.

For restructured loans, a subsequent payment default is defined in terms of delinquency, when a principal or interest payment is 90 days past due or classified into non-accrual status during the reporting period.

Of the loans restructured during the year ended December 31, 2025 and 2024, there were no subsequent defaults as of December 31, 2025 and 2024, respectively.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk.

The Company uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The Bank analyzes commercial loans individually by classifying the loans as to credit risk using standard industry classifications. Commercial loans not classified are considered to be pass-rated loans. The Bank considers the performance of the loan portfolio and its impact on the allowance for credit losses. For residential real estate, HELOC and consumer loans, the Bank evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the risk category of loans and current period gross charge-offs as of December 31, 2025 and 2024 by loan segment and vintage year (in thousands):

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

							Revolving
As of December 31, 2025	2025	2024	2023	2022	2021	Prior	Loans	Total
Commercial & Industrial:
Risk rating
Pass	$9,528	$9,684	$3,143	$2,762	$1,827	$4,891	$564	$32,399
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	183	—	183
Doubtful	—	—	—	—	—	—	—	—
Total	$9,528	$9,684	$3,143	$2,762	$1,827	$5,074	$564	$32,582
Commercial & Industrial:
Current period gross write off	$—	$200	$—	$—	$—	$2	$—	$202
Commercial real estate
Risk rating
Pass	$39,066	$39,227	$56,299	$75,765	$50,351	$103,839	$—	$364,547
Special mention	—	—	—	—	—	4,884	—	4,884
Substandard	—	—	327	—	—	622	—	949
Doubtful	—	—	—	—	—	—	—	—
Total	$39,066	$39,227	$56,626	$75,765	$50,351	$109,345	$—	$370,380
Commercial real estate
Current period gross write off	$—	$—	$—	$—	$—	$—	$—	$—
Residential real estate
Payment Performance
Performing	$49,283	$32,818	$44,660	$43,589	$51,302	$96,051	$—	$317,703
Non Performing	—	—	—	—	499	492	—	991
Total	$49,283	$32,818	$44,660	$43,589	$51,801	$96,543	$—	$318,694
Residential real estate
Current period gross write off	$—	$—	$—	$—	$—	$63	$—	$63
HELOC
Payment Performance
Performing	$2,059	$3,693	$4,001	$3,058	$1,396	$2,885	$—	$17,092
Non Performing	—	—	—	—	—	—	—	—
Total	$2,059	$3,693	$4,001	$3,058	$1,396	$2,885	$—	$17,092
HELOC
Current period gross write off	$—	$—	$—	$—	$—	$—	$—	$—
Consumer
Payment Performance
Performing	$16,187	$16,209	$8,128	$5,502	$2,462	$15,135	$—	$63,623
Non Performing	—	20	14	41	—	—	—	75
Total	$16,187	$16,229	$8,142	$5,543	$2,462	$15,135	$—	$63,698
Consumer
Current period gross write off	$—	$24	$35	$45	$18	$58	$—	$180

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

							Revolving
As of December 31, 2024	2024	2023	2022	2021	2020	Prior	Loans	Total
Commercial & Industrial:
Risk rating
Pass	$10,218	$9,526	$7,123	$2,849	$4,851	$3,252	$1,323	$39,142
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	114	—	99	241	—	454
Doubtful	—	—	—	—	—	—	—	—
Total	$10,218	$9,526	$7,237	$2,849	$4,950	$3,493	$1,323	$39,596
Commercial & Industrial:
Current period gross write off	$—	$—	$—	$—	$—	$1	$—	$1
Commercial real estate
Risk rating
Pass	$38,844	$50,679	$82,151	$57,936	$35,595	$83,531	$—	$348,736
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	633	—	633
Doubtful	—	—	—	—	—	—	—	—
Total	$38,844	$50,679	$82,151	$57,936	$35,595	$84,164	$—	$349,369
Commercial real estate
Current period gross write off	$—	$—	$—	$—	$—	$—	$—	$—
Residential real estate
Payment Performance
Performing	$41,108	$54,289	$49,648	$60,945	$29,934	$66,077	$—	$302,001
Non Performing	—	—	332	—	—	823	—	1,155
Total	$41,108	$54,289	$49,980	$60,945	$29,934	$66,900	$—	$303,156
Residential real estate
Current period gross write off	$—	$—	$—	$—	$—	$69	$—	$69
HELOC
Payment Performance
Performing	$2,893	$3,902	$3,291	$1,133	$693	$3,614	$—	$15,526
Non Performing	—	—	—	—	—	—	—	—
Total	$2,893	$3,902	$3,291	$1,133	$693	$3,614	$—	$15,526
HELOC
Current period gross write off	$—	$—	$—	$—	$—	$—	$—	$—
Consumer
Payment Performance
Performing	$19,236	$10,248	$7,110	$2,964	$3,167	$12,867	$—	$55,592
Non Performing	—	—	—	—	—	—	—	—
Total	$19,236	$10,248	$7,110	$2,964	$3,167	$12,867	$—	$55,592
Consumer
Current period gross write off	$19	$14	$39	$2	$5	$4	$—	$83

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The Bank retains the servicing rights on certain mortgage loans sold. Total loans serviced by the Company for unrelated third parties were approximately $65.4 million and $60.2 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024 the unamortized balance of mortgage servicing rights on loans sold with servicing retained was approximately $150 thousand and $60 thousand, respectively. The estimated fair value of these mortgage servicing rights was in excess of their carrying value at December 31, 2025 and 2024, and therefore no impairment reserve was necessary. Fees earned for servicing loans totaled $153 thousand and $157 thousand for the years ended December 31, 2025 and 2024, respectively.

In the ordinary course of business, the Company enters into loan transactions with certain of its directors and executive officers (“Related Parties”). All loans to Related Parties were made at substantially the same terms and conditions at the time of origination as other originated loans to borrowers that were not affiliated with the Company. The aggregate amount outstanding of such loans totaled $6.8 million at December 31, 2025, and $6.4 million at December 31, 2024.

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities: The fair values of securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using loss severity inputs based upon expected cash flows from the underlying assets.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). Our derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third party pricing services.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 4 – FAIR VALUE (Continued)

Individually Evaluated Loans: The fair value of individually evaluated loans with specific allocations of the allowance for credit losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Because the Bank has a small amount of individually evaluated loans measured at fair value, the impact of unobservable inputs on the Bank’s consolidated financial statements is not material.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements
	At December 31 Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
2025
Assets:
Available-for-sale securities:
U.S. Treasury securities	$2,961	$—	$—
State and political subdivisions	—	12,019	—
MBSs – residential	—	46,047	—
CMOs	—	—	53
Corporate securities	—	5,482	—
Total investment securities available-for-sale	$2,961	$63,548	$53
Liabilities:
Derivatives	$—	$(86)	$—

2024
Assets:
Available-for-sale securities:
U.S. Treasury securities	$5,987	$—	$—
State and political subdivisions	—	12,847	—
MBSs – residential	—	51,092	—
CMOs	—	—	59
Corporate securities	—	6,969	—
Total investment securities available-for-sale	$5,987	$70,908	$59
Liabilities:
Derivatives	$—	$34	$—

Assets and Liabilities Measured on a Non-Recurring Basis

There were no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2025 or December 31, 2024.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 4 – FAIR VALUE (Continued)

The carrying values and estimated fair values of financial assets and liabilities as of December 31 were as follows (in thousands):

	Carrying
December 31, 2025	Value	Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$28,146	$28,146	$28,146	$—	$—
Securities available for sale	66,562	66,562	2,961	63,548	53
FHLB and FRB stock	7,908	N/A	N/A	N/A	N/A
Loans, net of allowance for credit losses	794,470	786,241	—	—	786,241
Accrued interest receivable	3,143	3,143	—	310	2,833
Financial liabilities
Deposits	$765,233	$765,846	$618,031	$147,815	$—
FHLB borrowings	74,000	74,062	—	74,062	—
Junior subordinated debentures	7,750	7,917	—	7,917	—
Accrued interest payable	902	902	902	—	—

December 31, 2024
Financial assets
Cash and cash equivalents	$25,743	$25,743	$25,743	$—	$—
Securities available for sale	76,954	76,954	5,987	70,908	59
FHLB and FRB stock	9,504	N/A	N/A	N/A	N/A
Loans, net of allowance for credit losses	755,436	740,750	—	—	740,750
Accrued interest receivable	3,170	3,170	—	386	2,784
Financial liabilities
Deposits	$695,908	$695,102	$573,981	$121,121	$—
FHLB borrowings	116,500	116,605	—	116,605	—
Junior subordinated debentures	7,750	8,146	—	8,146	—
Accrued interest payable	726	726	726	—	—

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

Cash and Cash Equivalents: The carrying amounts of cash and short-term investments approximate fair values.

FHLB and FRB Stock: It is not practical to determine the fair value of FHLB and FRB stock due to restrictions placed on their transferability.

Loans: The fair value of portfolio loans, net of allowance for credit losses is determined using an exit price methodology. The exit price methodology continues to be based on a discounted cash flow analysis, in which projected cash flows are based on contractual cash flows adjusted for prepayments for certain loan types and the use of a discount rate based on expected relative risk of the cash flows.

The discount rate selected considers loan type, maturity date, a liquidity premium, cost to service, and cost of capital, which is a Level 3 for fair value estimate.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 4 – FAIR VALUE (Continued)

FHLB Borrowings: The fair values of the Company’s FHLB borrowings with a maturity greater than one year are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements. The fair value of FHLB borrowing with a maturity less than one year approximate their carrying value.

Junior Subordinated Debentures: The fair value is based on current rates for similar financing, and approximates book value.

Accrued Interest Receivable/Payable: The fair values of accrued interest receivable and payable approximate their carrying amounts because of the short-term nature of these financial instruments.

Off-Balance Sheet Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

NOTE 5 – PREMISES AND EQUIPMENT

The major classes of premises and equipment at December 31 and the total accumulated depreciation are as follows (in thousands):

	2025	2024
Land	$1,010	$1,010
Buildings and improvements	13,470	13,381
Furniture, fixtures, and equipment	7,734	6,002
	22,214	20,393
Less accumulated depreciation	(10,167)	(10,286)
	$12,047	$10,107

Depreciation expense was $758 thousand and $591 thousand for the years ended December 31, 2025 and 2024, respectively.

The Company leases certain premises and equipment under operating leases. Right-of-use (“ROU”) assets and lease liabilities are recognized based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commencement date.

ROU assets and operating lease liabilities are included in other assets and other liabilities, respectively, on the consolidated balance sheets.

Operating lease ROU assets represent the Company’s right to use an underlying asset during the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded in occupancy expense in the consolidated statements of income. As there are no lease incentives present in the Company’s current leases, the ROU assets are equal to the lease liabilities.

At December 31, 2025, the Company had lease liabilities and ROU assets totaling $403 thousand. At December 31, 2024 the company had lease liabilities and ROU assets totaling and $231 thousand. The weighted average discount rate used in the measurement of operating lease liabilities was 3.5% as of December 31, 2025 and 3.5% at December 31, 2024. As of December 31, 2025 and December 31, 2024, the weighted average remaining lease term for operating leases was 5.5 years and 5.6 years, respectively. The total lease costs were $154 thousand for the year ended December 31, 2025, and $174 thousand for the year ended December 31, 2024.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 5 – PREMISES AND EQUIPMENT (Continued)

A maturity analysis of operating lease liabilities is as follows:

December 31, 2025
(dollars in thousands)
Lease payments due:
Less than 1 year	$120
1 year through less than 2 years	62
2 years through less than 3 years	62
3 years through less than 4 years	62
4 years through less than 5 years	62
After 5 years	67
Total undiscounted cash flows	435
Impact of discounting	(32)
Total lease liability	$403

NOTE 6 – DEPOSITS

The contractual maturities of time deposits for the periods subsequent to December 31, 2025 are as follows (in thousands):

Years ending December 31,
2026	$144,228
2027	2,559
2028	207
2029	203
2030 and thereafter	5
$147,202

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at December 31, 2025 and 2024 were $28.8 million and $21.6 million, respectively. As of December 31, 2025 and 2024 the Company had brokered CD deposits totaling $60.4 million and $60.2 million, respectively.

NOTE 7 – BORROWINGS

The Bank has a borrowing capacity with the Federal Home Loan Bank of New York (FHLB) of up to 30% of total assets. The Bank may utilize this capacity for either short or long-term borrowings. At December 31, 2025, this equated to a borrowing capacity of $272.3 million. All borrowings with the FHLB are collateralized by the Bank’s holdings of FHLB stock, as well as a blanket lien on all residential and certain qualified commercial real estate loans not otherwise pledged.

Short-Term FHLB Borrowings: The short-term borrowing program is based upon either an overnight or thirty-day borrowing period with interest based generally upon a spread above the current Federal funds rate. In addition, short-term borrowings with an original maturity of less than one year are classified in this category. The rates on these borrowings can be either fixed or floating. As of December 31, 2025 and December 31, 2024, short-term FHLB borrowings amounted to $54.0 million and $86.5 million, respectively. During the years that ended, short-term borrowings averaged $47.6 million and $34.1 million with a weighted average rate of 4.51% and 5.44%, respectively.

Municipal Letter of Credit: The Company utilizes a Municipal Letter of Credit (“MULOC”) from FHLB to collateralize certain municipal deposits at the Company. The balance of this MULOC at December 31, 2025 and 2024 was $17.9 million and $18.6 million, respectively.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 7 – BORROWINGS (Continued)

Long-Term FHLB Borrowings: Long-term borrowings at December 31, 2025 and 2024 amounted to $20 million and $30 million, respectively. Of the $20 million of borrowings outstanding at December 31, 2025, $10 million with a rate of 4.13% matures in 2026, and $10 million with a rate of 4.01% matures in 2027.

NOTE 8 – JUNIOR SUBORDINATED DEBENTURES

The Company issued $7.75 million in subordinated debt during 2018. The proceeds were contributed to the Bank as additional paid in capital, and qualifies as Tier 1 Capital at the Bank Level. The subordinated debt may be included in Tier II Capital (with certain limitations applicable) at the parent Company under current regulatory guidelines and interpretations. The subordinated notes have a fixed interest rate of 5.75%, payable quarterly to the note holders. The subordinated debt matures on September 10, 2028. At December 31, 2025 and 2024, $1.20 million was owned by certain directors of the Company.

NOTE 9 – EMPLOYEE BENEFIT PLANS

The Company maintains a tax qualified noncontributory, defined benefit pension plan that provides benefits to substantially all its employees. Participants receive an annual cash balance benefit based on current annual compensation. Participants also receive an annual interest credit on the balance of their account.

Employees become vested upon completing three years of vesting service. For employees hired prior to 2010, an additional pension benefit is provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. The Bank uses a December 31 measurement date.

Information about plan assets, obligations, pension costs, benefits paid and contributions follows (in thousands):

	2025	2024
Projected benefit obligation	$(17,335)	$(17,791)
Fair value of plan assets	22,014	22,171
Funded status of plan	$4,679	$4,380
Accumulated benefit obligation	$16,938	$17,416
Net periodic pension cost	$66	$216
Employer contributions	$—	$—
Settlement change	$(30)	$—
Benefits paid	$2,342	$1,160
Change in accumulated actuarial gains included in other comprehensive income (net of tax)	$246	$1,124

Amounts recognized in accumulated other comprehensive loss at December 31, 2025 and 2024, before applicable tax effects consist of (in thousands):

	2025	2024
Net gain	$752	$418
Prior service credit	—	—
Total	$752	$418

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 9 – EMPLOYEE BENEFIT PLANS (Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (in thousands):

	2025	2024
Net gain	$(364)	(1,535)
Settlement Change	31	—
Amortization of prior service credit	—	—
Amortization of net loss	—	—
Total amount recognized in other comprehensive income	$(333)	$(1,535)
Total amount recognized in net periodic pension income and other comprehensive income	$(298)	$(1,318)

Contributions

The Bank does not expect to make a contribution to the pension plan in 2026.

Estimated Future Payments

The following benefit payments, which reflect expected future service, are expected (in thousands):

2026	$1,316
2027	1,284
2028	1,362
2029	1,449
2030	1,456
Following five years	$7,099

Assumptions

Weighted - average assumptions used to determine pension benefit obligations at year - end:

	2025	2024
Discount rate	5.55%	5.69%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic pension cost:

	2025	2024
Discount rate	5.69%	5.18%
Expected return on plan assets	5.50	5.50
Rate of compensation increase	3.50	3.50

Investment Policies

Prior to September 14, 2021, the BSNB Pension plan assets were maintained as a part of the New York State Bankers Retirement System (the “System”). Effective September 15, 2021, the BSNB Pension plan assets were transferred out of the System and in to the BSNB Wealth Management department. The BSNB Wealth Management department now maintains custody of the assets, and maintains the investment direction and strategy of the assets. Under the BSNB Wealth Management department, the primary objective of the plan investments will be to maximize total return while managing risk within an acceptable range. In all cases, the assets in the Plan should provide for sufficient liquidity to allow for a timely and uninterrupted payment of pension benefits to Plan participants and beneficiaries.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 9 – EMPLOYEE BENEFIT PLANS (Continued)

The following tables represents the target asset allocation and actual asset allocation, respectively, as of December 31, 2025 and 2024.

December 31, 2025
	Target	Actual
	Allocation	Allocation
Total Global Equity	—%	—%
Large cap equity	10‑40%	21.5%
Small cap equity	0‑20%	5.2%
Developed Markets	0‑20%	4.2%
Emerging Markets	0‑10%	2.6%
Total	10‑50%	33.5%
Treasury/Agency	0‑50%	25.4%
Mortgage Backed	0‑30%	14.4%
Corporate	0‑30%	10.4%
International	0‑15%	1.3%
High Yield	0‑15%	3.2%
Total Equity	50‑80%	54.7%
Total Cash	0‑15%	11.8%
Total Portfolio	100.00%	100.00%

December 31, 2024
	Target	Actual
	Allocation	Allocation
Total Global Equity	—%	—%
Large cap equity	10‑40%	20.8%
Small cap equity	0‑20%	4.7%
Developed Markets	0‑20%	3.3%
Emerging Markets	0‑10%	2.2%
Total	10‑50%	31.0%
Treasury/Agency	0‑50%	24.8%
Mortgage Backed	0‑30%	14.8%
Corporate	0‑30%	12.4%
High Yield	0‑15%	4.4%
International	0‑15%	1.7%
Total Equity	50‑80%	59.1%
Total Cash	0‑15%	10.9%
Total Portfolio	100.00%	100.00%

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 9 – EMPLOYEE BENEFIT PLANS (Continued)

In accordance with ASC 820, the following tables (rounded to the nearest thousands) represent the Plan’s fair value hierarchy for its financial assets (instruments) measured at fair value on a recurring basis (in thousands):

	Level 1	Level 2	Level 3	Total
2025:
Cash equivalents:
Short-term investments	$1,263	$—	$—	$1,263
Total cash equivalents	$1,263	—	—	$1,263

Equities:
Common Stock	$4,719	$—	$—	$4,719
Total fixed income securities	$4,719	$—	$—	$4,719

Fixed income securities:
US Government Agencies	$—	$7,194	$—	$7,194
Corporate Bonds	—	3,450	—	3,450
Mutual Funds	—	5,388	—	5,388
Total fixed income securities	—	16,032	—	16,032
Total plan investments	$5,982	$16,032	$—	$22,014

	Level 1	Level 2	Level 3	Total
2024:
Cash equivalents:
Short-term Investments	$1,386	$—	$—	$1,386
Total cash equivalents	1,386	—	—	1,386

Equities:
Common Stock	$3,150	$—	$—	$3,150
Exchange Traded Funds	—	3,673	—	3,673
Foreign Equity	—	85	—	85
Exchange Traded Funds – Foreign	—	1,419	—	1,419
Total equities	3,150	5,177	—	8,327

Fixed income securities:
US Government Agencies	$—	$741	$—	$741
UST Bonds & Notes	—	4,879	—	4,879
Corporate Bonds	—	3,428	—	3,428
GNMA	—	2,062	—	2,062
Mutual Funds	—	351	—	351
Bank Certificates of Deposit	—	1,017	—	1,017
Total fixed income securities	—	12,478	—	12,478
Total plan investments	$4,516	$20,805	$—	$22,171

The Bank also maintains a 401(k) Retirement Plan. All full-time employees who have at least 1,000 hours of credited service within each calendar year and have reached age 21 are eligible to participate in the plan by making contributions up to the maximum amount allowed by law. The Bank matches 50% of the employee contribution up to 7% of an employee’s salary. The Bank recorded an expense related to this plan of approximately $367 thousand and $501 thousand for the years ended December 31, 2025 and 2024 respectively.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 10 – INCOME TAXES

The components of income tax expense for the years ended December 31 were as follows (in thousands):

	2025	2024
Current tax expense	$1,031	$1,693
Federal	66	54
State	(32)	(555)
Deferred tax benefit	$1,065	$1,192

The Company has elected to prospectively adopt the guidance in ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, or ASU 2023-09. The following table is a reconciliation of the U.S federal statutory rate of 21% to the Company’s effective rate for the year ended December 31, 2025 in accordance with the guidance in ASU No. 2023-09 (in thousands):

	Amount ($)	Percent (%)
Federal statutory income tax	$1,177	21.00%

Effect of:
State and local income taxes, net of federal benefit	57	1.02%
Nontaxable or nondeductible items	(136)	(2.43)%
Other	(33)	(0.59)%
Total	$1,065	19.00%

The Company operates exclusively in the United States and has no foreign income, foreign income tax expense, or foreign income taxes paid for the years ended December 31, 2025 and 2024. During the year ended December 31, 2025, the Company paid $1.8 million and $168 thousand in federal and state income taxes, respectively. All state income taxes paid were to the state of New York.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

	2025	2024
Deferred tax assets
Allowance for credit losses	$2,232	$2,180
Unrealized losses on securities available for sale	—	384
Benefit plans	117	154
Accrued compensation	258	241
Other	87	253
Total deferred tax assets	2,694	3,212

Deferred tax liabilities
Postretirement benefits	$(1,001)	$(1,010)
Unrealized gains on securities available for sale	(26)	—
Depreciation	(330)	(330)
Goodwill	(407)	(407)
Funded status of pension plan	(196)	(109)
Other	(152)	(309)
Total deferred tax liabilities	(2,112)	(2,165)

Net deferred tax asset	$582	$1,047

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 10 – INCOME TAXES (Continued)

The Company is subject to U.S. federal income tax as well as New York State income tax. The Company is no longer subject to examination by taxing authorities for tax years before 2022 for both federal and New York State taxes.

The Company did not have any uncertain tax positions as of December 31, 2025 and 2024, and does not anticipate any significant accrual of uncertain tax benefits in the next twelve months.

No valuation allowance for deferred taxes was recorded at December 31, 2025 or 2024, as management believes it is more likely than not that all of the deferred tax assets will be realized.

The following table presents a reconciliation between the reported income taxes for the periods presented and the income taxes which would be computed by applying the federal income tax rates applicable to those periods. The federal income tax rate of 21% was applicable for the years ended December 31, 2025 and 2024.

	2025	2024

	(in thousands)
Federal statutory rate times financial statement income	$1,177	$1,328
Effect of:
Tax-exempt interest	(103)	(105)
State tax, net of federal tax effect	57	98
Income from bank owned life insurance	(33)	(32)
Other, net	(33)	(97)
Total	$1,065	$1,192

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Financing and Concentrations of Credit: The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include the Company’s commitments to extend credit and unused lines of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated financial statements. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit and unused lines of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

Contract amounts of financial instruments that represent credit risk as of December 31 are as follows (in thousands):

	2025	2024
Commitments to extend credit	$34,078	$25,497
Unused lines of credit	38,967	45,896
Standby letters of credit	565	2,246
Total	$73,610	$73,639

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case- by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management’s credit evaluation of the customer. Mortgage and construction loan commitments are secured by a first lien on real estate.

Commitments to extend credit and unused lines of credit may be written on a fixed-rate basis thus exposing the Company to interest rate risk, given the possibility that market rates may change between commitment and actual extension of credit.

Standby letters of credit are conditional commitments issued by the Company to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under the standby letters of credit represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance-sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios will generally range from 80% for movable assets, such as inventory, to 100% for liquid assets, such as bank certificates of deposits. The fair value of the Company’s standby letters of credit at December 31, 2025 and 2024 was not significant.

The Company has no loan commitments with borrowers which are intended to be held for sale if closed. The Company generally makes its determination of whether or not to identify a loan as held for sale at the time that loan commitments are entered into. In order to reduce the interest rate risk associated with the portfolio of loans held for sale, as well as loan commitments with locked interest rates which are intended to be held for sale if closed, the Company enters into agreements to sell loans in the secondary market to unrelated investors. The Company did not have any commitments to sell loans at December 31, 2025 or 2024.

Concentrations of Credit: The Company primarily grants residential, consumer and commercial-related loans to customers located in the New York State counties of Saratoga, Fulton, Montgomery, and northern sections of Albany and Schenectady counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon the economic conditions in these areas.

Data Processing: The Company has a data processing agreement with payments based on transaction volume. Total data processing expense related to this contract was approximately $910 thousand and $894 thousand for the years ended December 31, 2025 and 2024, respectively.

Dividend Restrictions: The Company’s principal source of cash flow to pay dividends on its common shares, to service its debt and to finance its corporate operations is capital distributions from the Bank. Federal banking law limits the amount of capital distributions that national banks can make to their holding companies without prior regulatory approval. A national bank’s dividend-paying capacity is affected by several factors, including net profits (as defined by statute) for the two previous calendar years and for the current year up to the date of dividend declaration. During 2025, the Bank paid the Company no dividends. As of the close of business on December 31, 2025, the Bank had an additional $10.2 million available to pay dividends to the Company, without prior regulatory approval and without affecting its status as “well capitalized” under the FDIC-defined capital categories.

Contingent Liabilities: In the ordinary course of business there are various legal proceedings pending against the Company. Based on consultation with outside counsel, management believes that the aggregate exposure, if any, arising from such litigation would not have a material adverse effect on the Company’s consolidated financial statements.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 12 – REGULATORY CAPITAL REQUIREMENTS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2025, the Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2025 and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The following is a summary of the actual capital amounts (dollars in thousands) and ratios as of December 31 for the Bank and the Company (on a consolidated basis):

			Required Ratios
			Minimum	Classification
	Actual Capital		Capital	As Well
	Amount	Ratio	Adequacy	Capitalized
2025
Tier 1 capital:
Bank	$76,603	8.45%	4.00%	5.00%
Consolidated	70,567	7.78	N/A	N/A
Tier 1 risk-based capital:
Bank	76,603	10.63	6.00	8.00
Consolidated	70,567	10.35	N/A	N/A
Common equity tier 1 capital:
Bank	76,603	10.63	4.50	6.50
Consolidated	70,567	10.35	N/A	N/A
Total risk-based capital:
Bank	85,444	11.86	8.00	10.00
Consolidated	87,158	12.79	N/A	N/A

	Amount	Ratio	Adequacy	Capitalized
2024
Tier 1 capital:
Bank	$71,596	8.23%	4.00%	5.00%
Consolidated	64,310	7.63	N/A	N/A
Tier 1 risk-based capital:
Bank	71,596	10.54	6.00	8.00
Consolidated	64,310	9.47	N/A	N/A
Common equity tier 1 capital:
Bank	71,596	10.54	4.50	6.50
Consolidated	64,310	9.47	N/A	N/A
Total risk-based capital:
Bank	80,108	11.80	8.00	10.00
Consolidated	80,552	11.86	N/A	N/A

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 13 – DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent the amount exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Interest Rate Swaps Designated as Fair Value Hedges: The Company is exposed to changes in the fair value of certain of its fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value of these instruments attributable to changes in the designated benchmark interest rate. Interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange to the Company receiving variable- rate payments over the life of the agreements, without the exchange of the underlying notional amount. Such derivatives are used to hedge the changes in fair value of certain of its pools of fixed rate assets. As of December 31, 2025 the Company had one interest rate swap designated as a fair value hedge with a notional amount of $10 million and fair value of ($8) thousand which was recorded in other liabilities on the consolidated balance sheets. As of December 31, 2024 the Company had two interest rate swaps designated as fair value hedges with a notional amount of $20 million and fair value of $34 thousand which was recorded in other assets on the consolidated balance sheets. The fair value hedging adjustment of the hedged fixed-rate residential loans totaled $8 thousand at December 31, 2025 and $34 thousand at December 31, 2024, and was recorded in loans on the consolidate balance sheets. Summary information about the interest rate swaps designated as fair value hedges as of year-end is as follows:

	2025	2024
Notional amount (in 000’s)	$10,000	$20,000
Weighted average pay rates	3.91%	4.10%
Weighted average receive rates	3.79%	5.35%
Weighted average maturity	0.4 years	1.92 years
Fair value (in 000’s)	$(8)	$34

For the year ended December 31, 2025 interest income recognized on the fair value hedges totaled $101 thousand and was recorded in interest income on the consolidated statement of income. For the year ended December 31, 2024 interest income recognized on the fair value hedges totaled $228 thousand and was recorded in interest income on the consolidated statement of income. The hedges were determined to be effective during all periods presented. The Company expects the hedges to remain effective during the remaining terms.

Cash Flow Hedge: As of December 31, 2025, the Company had one cash flow hedge with a notional amount of $25 million and fair value of ($78) thousand which was recorded in other liabilities on the consolidated balance sheets. This cash flow hedge is intended to manage interest rate exposure relating to certain wholesale funding positions. For the cash flow hedges, the amounts reported in accumulated other comprehensive income (loss) will be reclassified to interest expense as interest payments are made on the Company’s hedged position. During the year ended December 31, 2025, the Bank reclassified $50 thousand as a reduction to interest expense. Since the hedges were determined to be effective, there was no income or loss reclassified from accumulated other comprehensive income (loss) to interest expense due to ineffectiveness during the year ended December 31, 2025. The Company had no cash flow hedges outstanding during the year ended December 31, 2024.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 14 – REVENUE RECOGNITION

All of the Company’s revenue from contracts with customers within the scope of ASC 606 is recognized within noninterest income. The following table presents the Company’s sources of noninterest income for the years ended December 31, 2025 and 2024 (dollars are in thousands). Items outside the scope of ASC 606 are noted as such.

	12/31/2025	12/31/2024
Service charges on deposit accounts	$650	$672
Trust and investment services income	1,546	1,477
Gains on Sale/Servicing of Loans(a)	322	33
Debit card interchange income	783	821
Earnings on BOLI(a)	159	151
Other income	844	850
Total noninterest income	$4,304	$4,004
(a)Not within scope of ASC 606.

A description of the Company’s revenue streams accounted for under ASC 606 is as follows:

Service charges on deposit accounts: The Company earns fees from its deposit customers for transaction- based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance.

Trust and investment services income: The Company wealth management (and investment brokerage) fees from its contracts with trust and brokerage customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e. the trade date. Other related services provided include financial planning services and personal trust service, and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Debit card interchange income: The Company earns interchange fees from debit cardholder transactions conducted through the Mastercard and NYCE payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Other income: The Company earns other noninterest income through various sources, such as safe box rentals, wire transfer fees, security transfer fees and other miscellaneous revenue. Consistent with the ASC 606 framework, the Company recognizes revenue from these streams once the Company’s performance obligation has been met.

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

NOTE 15 – Earnings Per Share (“EPS”)

Basic EPS is based on the weighted average number of common shares actually outstanding. The following schedule shows the Company’s earnings and per share calculations for the periods presented (in thousands, except share and per share data):

	For the year ended December 31,
	2025	2024
Net Income	$4,539	$5,130
Weighted average number of common shares outstanding	742,663	742,663
Basis earnings per share	$6.11	$6.91

NOTE 16 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following is condensed financial information for Ballston Spa Bancorp, Inc. on a parent company only basis listed accordingly as of and for the years ended December 31 (in thousands):

CONDENSED BALANCE SHEET

	2025	2024
ASSETS
Cash and cash equivalents	$734	$2,190
Investment in banking subsidiaries	78,400	72,036
Other assets	—	—
Total assets	79,134	74,226

LIABILITIES AND EQUITY
Debt	7,750	7,750
Accrued expenses and other liabilities	245	245
Total shareholders’ equity	71,139	66,231
Total liabilities and shareholders’ equity	$79,134	$74,226

CONDENSED INCOME STATEMENT

	2025	2024
INCOME
Dividends from Subsidiaries and equity in undistributed earnings	$5,014	$5,633
Other income	—	—
TOTAL INCOME	5,014	5,633

Interest expense	446	446
Other expenses	29	62
TOTAL EXPENSES	475	508

Income before income taxes	4,539	5,125
Tax benefit	—	(5)
NET INCOME	$4,539	$5,130

BALLSTON SPA BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025 and 2024

CONDENSED STATEMENT OF CASH FLOWS

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,539	$5,130
Adjustments to reconcile net income to net cash
provided by operating activities:
Equity in undistributed earnings of subsidiaries	(5,015)	(2,783)
Change in other assets	—	483
Change in other liabilities	—	—
Net cash (used in) provided by operating activities	(476)	2,830

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	—	—
Dividends paid	(980)	(980)
Net cash used in financing activities	(980)	(980)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,456)	1,850

Cash and cash equivalents at beginning of year	2,190	340

CASH AND CASH EQUIVALENTS AT END OF YEAR	$734	$2,190

NOTE 17 – BUSINESS COMBINATION (UNAUDITED)

On April 1, 2026, the Company completed its previously announced strategic merger of equals with NBC Bancorp, Inc., the holding company for The National Bank of Coxsackie (collectively “NBC”). Pursuant to this transaction, NBC merged with and into the Company. At the effective time of the transaction, in a stock-for-stock exchange, NBC shareholders received 0.8065 shares of the Company’s stock for each share of NBC stock.

Prior to completing the merger, on March 25, 2026, the Company issued $26 million in subordinated notes. The subordinated notes issued mature on April 1, 2036 and bear interest at a fixed annual rate of 7.375%, payable quarterly in arrears, up to but excluding April 1, 2031. From and including April 1, 2031 to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to an interest rate per annum initially equal to the then-current three-month Secured Overnight Financing Rate plus 378 basis points, payable quarterly in arrears. The Company is entitled to redeem the Subordinated Notes, in whole or in part, any time on or after April 1, 2031.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF BALLSTON SPA BANCORP, INC.

The objective of this section is to help potential investors understand Ballston Spa Bancorp Inc.’s (“Ballston Spa”) views on its results of operations and financial condition. You should read the information in this section in conjunction with the audited consolidated financial statements and notes thereto contained in this Annual Report.

Critical Accounting Policies

Certain of Ballston Spa’s accounting policies are important to the presentation of its financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Ballston Spa’s significant accounting policies are discussed in detail in Note 1 to its Consolidated Financial Statements included elsewhere in this document.

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” Ballston Spa plans to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, Ballston Spa’s consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Management believes Ballston Spa’s most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows: allowance for credit losses and the valuation of its deferred tax assets.

Allowance for Credit Losses: The allowance for credit losses is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Additions are made to the allowance through provisions, which are charged to expense. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Management estimates the allowance balance on a quarterly basis using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company estimates expected credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company’s historical credit loss experience provides the basis for the estimation of expected credit losses. The historical loss experience is determined by portfolio segment and the Company uses the weighted average remaining maturity (WARM) methodology to estimate credit losses over the expected life of the loan. This actual loss experience is adjusted by other qualitative factors based on the risks present for each portfolio segment. These qualitative factors include consideration of the following: changes in economic forecasts, levels of and trends in delinquencies and changes in collateral values; changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staffing and experience; changes in the quality of loan review system; current national and local economic trends and conditions; effect of legal and regulatory factors; and effects of changes in credit concentrations.

Allowance for credit losses is measured using a discounted cash flow method based upon the loan’s contractual effective interest rate, or at the loan’s observable market price, or, if the loan is collateral dependent, at the fair value of the collateral. Factors management considers when measuring the extent of expected credit loss include payment status, collateral value, borrower financial condition, guarantor support and the probability of collecting scheduled principal and interest payments when due. When management determines foreclosure is probable expected credit losses are based on the fair value of the collateral. For collateral dependent loans for which repayment is to be provided substantially through the sale of the collateral, management adjusts the fair value for estimated costs to sell. For collateral dependent loans for which repayment is to be provided substantially through the operation of the collateral, estimated costs to sell are not incorporated into the measurement. Management may also adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the collateral.

Ballston Spa has made an accounting policy election to exclude accrued interest from the amortized cost basis of loans and Ballston Spa also excludes accrued interest from the estimate of credit losses on loans. At December 31, 2025 and 2024, Ballston Spa’s accrued interest receivable on loans totaled $2.8 million at each period end.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the periods in which the deferred tax assets or liabilities are expected adjusted through income tax expense. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Ballston Spa recognizes interest and/or penalties related to income tax matters in income tax expense.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Total Assets. Total assets increased $32.2 million, or 3.59%, to $928.5 million at December 31, 2025 from $896.3 million at December 31, 2024. The increase was primarily the result of a $39.0 million increase in net loans and a $2.4 million increase in cash and cash equivalents, offset by a $10.4 million decrease in investment securities.

Cash and Cash Equivalents. Cash and cash equivalents increased $2.4 million, or 9.33%, to $28.1 million at December 31, 2025 from $25.7 million at December 31, 2024 as a result of the bank prioritizing its liquidity position.

Securities. Total securities decreased $10.4 million, or 13.50%, to $66.6 million at December 31, 2025 from $77.0 million at December 31, 2024. The decrease was due to the bank allocating liquidity towards loan growth and increasing its overall liquidity posturing, as well as the regular principal and interest payments on Ballston Spa’s securities portfolio.

Loans. Loans held for investment, net, increased $39.0 million, or 5.17%, to $794.5 million at December 31, 2025 from $755.4 million at December 31, 2024. Commercial real estate loans increased $21.0 million, or 6.01%, to $370.4 million at December 31, 2025 from $349.4 million at December 31, 2024. Residential mortgage loans increased $15.5 million, or 5.13%, to $318.7 million at December 31, 2025 from $303.2 million at December 31, 2024.

Deposits. Deposits increased $69.3 million, or 9.96%, to $765.2 million at December 31, 2025 from $695.9 million at December 31, 2024. NOW and money market accounts increased $46.0 million, or 13.67%, to $382.3 million at December 31, 2025 from $336.3 million at December 31, 2024. Savings accounts decreased $6.1 million, or 6.58%, to $87.3 million at December 31, 2025 from $93.4 million at December 31, 2024. Non-interest-bearing deposits increased $4.2 million, or 2.93%, to $148.5 million at December 31, 2025 from $144.3 million at December 31, 2024. Certificates of deposit increased $25.3 million, or 20.73%, to $147.2 million at December 31, 2025 from $121.9 million at December 31, 2024. The increase in certificates of deposit and the decrease in savings accounts reflected the decision of many depositors to take advantage of increased market rates being paid on certificates of deposit.

Borrowings. As of December 31, 2025, Ballston Spa had $74.0 million in Federal Home Loan Bank advances, compared to $116.5 million in Federal Home Loan Bank advances at December 31, 2024. The decrease in Federal Home Loan Bank advances was primarily due to deposit growth during the twelve months ended December 31, 2025.

Total Shareholders’ Equity. Total shareholders’ equity increased $4.9 million, or 7.41%, to $71.1 million at December 31, 2025 from $66.2 million at December 31, 2024. The increase resulted from net income of $4.5 million for the twelve months ended December 31, 2025, as well as a positive change in the accumulated other comprehensive income due to unrealized gains in the investment portfolio, which was partially offset by a dividend payments.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects are immaterial. Average balances are calculated using month-end average balances, rather than daily average balances. Ballston Spa believes the use of month-end average balances is representative of its operations. Non-accrual loans are included in average balances only. Average yields include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees are immaterial.

	For the Years Ended December 31,
	2025			2024
	Average			Average
	Outstanding			Outstanding
	Balance	Interest	Yield/ Rate(1)	Balance	Interest	Yield/ Rate(1)

	(Dollars in thousands)
Interest-earning assets:
Loans	$781,669	$38,647	4.94%	$738,490	$35,476	4.80%
Securities	80,755	4,125	5.11%	79,463	4,200	5.29%
Other	3,748	160	4.27%	3,847	222	5.77%
Total interest-earning assets	866,172	42,932	4.96%	821,800	39,898	4.85%
Non-interest-earning assets	26,822			24,647
Total assets	$892,994			$846,447
Interest-bearing liabilities:
Savings and club accounts	$90,933	71	0.08%	$96,884	76	0.08%
Interest-bearing demand accounts	356,468	7,779	2.18%	344,661	7,814	2.27%
Certificates of deposit	137,308	5,510	4.01%	113,665	4,702	4.14%
Total interest-bearing deposits	584,709	13,360	2.28%	555,210	12,592	2.27%
Federal Home Loan Bank advances	71,095	3,117	4.38%	64,144	3,123	4.87%
Other borrowings	7,750	446	5.75%	7,750	446	5.75%
Total interest-bearing liabilities	663,554	16,923	2.55%	627,104	16,161	2.58%
Non-interest-bearing deposits	151,131			146,464
Other non-interest-bearing liabilities	10,405			10,848
Total liabilities	825,090			784,416
Equity	67,904			62,031
Total liabilities and equity	$892,994			$846,447
Net interest income		$26,009			$23,737
Net interest rate spread(1)			2.41%			2.28%
Net interest-earning assets(2)	$202,618			$194,696
Net interest margin(3)	3.00%			2.89%
Average interest-earning assets to interest-bearing liabilities	130.54%			131.05%

(1)	Annualized.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on Ballston Spa’s net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Years Ended
	December 31, 2025 vs. 2024
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)

	(Dollars in thousands)
Interest-earning assets:
Loans	$2,186	$985	$3,171
Securities	77	(152)	(75)
Other	(6)	(56)	(62)
Total interest-earning assets	2,257	777	3,034
Interest-bearing liabilities:
Savings and club accounts	(5)	—	(5)
Interest-bearing accounts	472	(506)	(34)
Certificates of deposit	1,277	(470)	807
Federal Home Loan Bank advances	357	(363)	(6)
Other borrowings	—	—	—
Total interest-bearing liabilities	2,101	(1,339)	762
Change in net interest income	$156	$2,116	$2,272

Comparison of Operating Results for the Years Ended December 31, 2025 and 2024

General. Net income decreased $0.6 million, or 11.53%, to $4.5 million for the year ended December 31, 2025 from $5.1 million for the year ended December 31, 2024. The decrease was driven by an increase in non-interest expenses—primarily compensation and benefits, merger-related expense, and occupancy and equipment expenses—partially offset by an increase in net interest income.

Interest Income. Interest income increased $3.0 million, or 7.61%, to $42.9 million for the year ended December 31, 2025 from $39.9 million for the year ended December 31, 2024. The increase resulted primarily from a $3.2 million, or 8.94%, increase in interest income on loans, offset in part by a $0.2 million, or 3.10%, decrease in income on investments. The average balance of loans increased $43.2 million, or 5.85%, to $781.7 million for the year ended December 31, 2025, compared to $738.5 million for the year ended December 31, 2024. This increase was compounded by an increase of 14 basis points in the average yield of loans to 4.94% for the year ended December 31, 2025 from 4.80% for the year ended December 31, 2024. The average balance of securities increased $1.3 million, or 1.63%, to $80.8 million for the year ended December 31, 2025, compared to $79.5 million for the year ended December 31, 2024. This increase was partially offset by a decrease of 18 basis points in the average yield of securities to 5.11% for the year ended December 31, 2025 from 5.29% for the year ended December 31, 2024.

Interest Expense. Interest expense increased $0.8 million or 4.72%, to $16.9 million for the year ended December 31, 2025 from $16.2 million for the year ended December 31, 2024. The increase in interest expense resulted primarily from an increase in interest expense on deposits. The average rate Ballston Spa paid on deposits increased 1 basis point to 2.28% for the year ended December 31, 2025 from 2.27% for the year ended December 31, 2024 and the average balance of deposits increased $29.5 million, or 5.31%, to $584.7 million for the year ended December 31, 2025 from $555.2 million for the year ended December 31, 2024. The overall increase was driven by an increase in the average balance of money market accounts and time deposit accounts. The average balance of money market accounts increased by $15.5 million, or 6.47%, to $255.4 million at December 31, 2025 from $239.9 million at December 31, 2024. Additionally, there was an increase in the average balance of time deposits of $23.6 million, or 20.76%, from $113.7 million at December 31, 2024 to $137.3 million at December 31, 2025. There was also a decrease in the rate paid on these accounts of 13 basis points from 4.14% for the year ended December 31, 2024 to 4.01% for the year ended December 31, 2025.

Net Interest Income. Net interest income increased $2.3 million, or 9.57%, to $26.0 million for year ended December 31, 2025 from $23.7 million for the year ended December 31, 2024. Ballston Spa had increases in its net interest rate spread of 12 basis points to 2.41% for the year ended December 31, 2025 from 2.29% for the year ended December 31, 2024, and net interest margin of 10 basis points to 3.00% for year ended December 31, 2025 from 2.90% for the year ended December 31, 2024, and an increase its net interest-earning assets of $7.9 million, or 4.07%, to $202.6 million for the year ended December 31, 2025 from $194.7 million for the year ended December 31, 2024. The increases in Ballston Spa’s net interest rate spread and its net interest margin were primarily a result of increases in the yields on interest-earning assets, coupled with a leveling off of the cost of interest-bearing liabilities.

Provision for credit losses. Ballston Spa establishes provisions for credit losses, which are charged to operations in order to maintain the allowance for credit losses at a level Ballston Spa considers necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for credit losses, Ballston Spa considers, among other things, past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of delinquent loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. Ballston Spa assesses the allowance for credit losses and make provisions for credit losses on a monthly basis.

Based on Ballston Spa’s evaluation of the above factors, Ballston Spa recorded a provision for credit losses of $630,000 for December 31, 2025 and $600,000 for the year ended December 31, 2024, respectively. Ballston Spa had $1.4 million of non-performing loans and $5.9 million of classified loans at December 31, 2025, and net charge offs of $425 thousand for the year ended December 31, 2025. This compares to $1.2 million of non-performing loans and $2.3 million of classified loans at December 31, 2024, and net charge-offs of $131 thousand for the year ended December 31, 2024. Ballston Spa’s allowance for credit losses as a percentage of total loans was 1.09% at December 31, 2025 compared to 1.12% at December 31, 2024, reflecting continued strong credit quality in its loan portfolio.

Non-interest Income. Non-interest income was as follows:

	Year Ended December 31,		Change
	2025	2024	Amount	Percent

	(Dollars in thousands)
Service charges on deposit accounts	$650	$672	$(22)	(3.27)%
Trust and investment services income	1,546	1,477	69	4.67%
Gain on sale/servicing of loans	322	33	289	875.76%
Net gain on sale of fixed assets	—	9	(9)	(100.00)%
Debit card interchange income	783	821	(38)	(4.63)%
Earnings on bank-owned life insurance	159	151	8	5.30%
Other	844	841	3	0.36%
Total non-interest income	$4,304	$4,004	$300	7.49%

Non-interest income increased $0.3 million, or 7.49%, to $4.3 million for year ended December 31, 2025 from $4.0 million for the year ended December 31, 2024, primarily as a result of a net gain on the sale and servicing of loans during the year ended December 31, 2025.

Non-interest Expense. Non-interest expense was as follows:

	Year Ended December 31,		Change
	2025	2024	Amount	Percent

	(Dollars in thousands)
Compensation and benefits	$14,055	$12,792	$1,263	9.87%
Occupancy and equipment	2,516	2,007	509	25.36%
FDIC and OCC assessment	790	791	(1)	(0.13)%
Advertising and public relations	304	292	12	4.11%
Legal and professional fees	908	1,138	(230)	(20.21)%
Merger expenses	1,529	-	1,529	100.00%
Data processing	1,115	1,113	2	0.18%
Debit card processing	536	482	54	11.20%
Other expenses	2,326	2,204	122	5.54%
Total non-interest expense	$24,079	$20,819	$3,260	15.66%

Non-interest expense increased $3.3 million, or 15.66%, to $24.1 million for the year ended December 31, 2025 from $20.8 million for the year ended December 31, 2024, primarily as a result of a $1.5 million increase in merger expense, a $1.3 million, or 9.87%, increase in compensation and employee benefits and a $0.5 million, or 25.36%, increase in occupancy and equipment. The increase in merger expense related to legal and professional consulting contracts related to the strategic merger. The increase in compensation and employee benefits represents annual merit adjustments and increased health care and pension plan costs. The increase in occupancy and equipment represents increased spending in various technology and branch infrastructure initiatives throughout the year ended December 31, 2025.

Income Tax Expense. The provision for income taxes was $1.1 million for the year December 31, 2025, compared to $1.2 million for the year ended December 31, 2024. Ballston Spa’s effective tax rate was 19.00% for the year December 31, 2025 compared to 18.85% for the year ended December 31, 2024. The higher effective tax rate for fiscal year 2025 reflected a smaller non-taxable municipal investment portfolio, driving taxable investment income higher than the prior year.

Market Risk

General. Ballston Spa’s most significant form of market risk is interest rate risk because, as a financial institution, the majority of its assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of Ballston Spa’s operations is to manage interest rate risk and limit the exposure of its financial condition and results of operations to changes in market interest rates. Ballston Spa’s ALCO Committee, which consists of members of management, is responsible for evaluating the interest rate risk inherent in its assets and liabilities, for determining the level of risk that is appropriate, given its business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by Ballston Spa’s board of directors. Ballston Spa currently utilizes a third-party modeling program, prepared on a quarterly basis, to evaluate its sensitivity to changing interest rates, given its business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

Ballston Spa has sought to manage its interest rate risk in order to minimize the exposure of its earnings and capital to changes in interest rates. Ballston Spa has implemented the following strategies to manage its interest rate risk:

●	growing target deposit accounts;
●	utilizing Ballston Spa’s investment securities portfolio as part of its balance sheet asset and liability and interest rate risk management strategy to reduce the impact of movements in interest rates on net interest income and economic value of equity, which can create temporary valuation adjustments to equity in Accumulated Other Comprehensive Income; and
●	continuing to price Ballston Spa’s one-to-four family residential real estate loan products in a way that encourages borrowers to select its fixed-rate, longer term loans as opposed to variable-rate shorter term loans.

By following these strategies, Ballston Spa believes that it is better positioned to react to increases and decreases in market interest rates.

Ballston Spa generally does not engage in hedging activities, such as engaging in futures or options, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

Economic Value of Equity. Ballston Spa computes amounts by which the net present value of its cash flow from assets, liabilities and off-balance sheet items (economic value of equity “EVE”) would change in the event of a range of assumed changes in market interest rates. Ballston Spa measures potential change in its EVE through the use of a financial model. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current level of market interest rates, an EVE calculation for an interest rate decrease of greater than 100 basis points has not been prepared. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the “Basis Point Change in Interest Rates” column below.

The table below sets forth, as of December 31, 2025, the calculation of the estimated changes in Ballston Spa’s EVE that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2025
Change in Interest
Rates (basis		Estimated Increase (Decrease) in EVE
points)(1)	Estimated EVE(2)	Amount	Percent
(Dollars in thousands)
400	104,474	(38,263)	(26.37)%
300	117,584	(25,715)	(17.72)%
200	130,483	(13,398)	(9.23)%
100	140,291	(4,193)	(2.89)%
—	—	—	—
-100	143,332	(2,422)	(1.67)%
-200	135,287	(11,137)	(7.67)%

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

The table above indicates that at December 31, 2025, in the event of an instantaneous parallel 200 basis point increase in interest rates, Ballston Spa would experience a 9.23% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, it would experience a 7.67% decrease in EVE.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in Ballston Spa’s EVE that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2024
Change in Interest
Rates (basis		Estimated Increase (Decrease) in EVE
points)(1)	Estimated EVE(2)	Amount	Percent
(Dollars in thousands)
+400	100,374	(36,004)	(26.29)%
+300	111,334	(25,184)	(18.39)%
+200	122,682	(13,977)	(10.21)%
+100	131,979	(4,825)	(3.52)%
—	—	—	—
-100	135,766	(1,337)	(0.98)%
-200	128,706	(8,550)	(6.24)%

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

The table above indicates that at December 31, 2024, in the event of an instantaneous parallel 200 basis point increase in interest rates, Ballston Spa would experience a 10.21% decrease in EVE, and in the event of an instantaneous 200 basis point decrease in interest rates, it would experience a 6.24% decrease in EVE.

Change in Net Interest Income. The following table sets forth, at December 31, 2025, the calculation of the estimated changes in Ballston Spa’s net interest income (“NII”) that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2025
Change in Interest	Net Interest	Year 1	Net Interest	Year 2
Rates (basis	Income Year 1	Change	Income Year 2	Change
points)(1)	Forecas	From Level	Forecast	From Level
(Dollars in thousands)
400	25,365	(11.8)%	29,783	0.5%
300	26,332	(8.4)%	29,869	0.8%
200	27,272	(5.1)%	30,008	1.3%
100	28,099	(2.3)%	29,986	1.2%
Level	—	—	—	—
-100	28,853	0.4%	28,150	(5.0)%
-200	28,913	0.6%	26,270	(11.3)%

The table above indicates that at December 31, 2025, after one year, Ballston Spa would have experienced a 5.1% decrease in NII in the event of an instantaneous parallel 200 basis point increase in market interest rates, and a 0.6% increase in NII in the event of an instantaneous 200 basis point decrease in market interest rates.

The table below sets forth, as of December 31, 2024, the calculation of the estimated changes in Ballston Spa’s net interest income (“NII”) that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2024
Change in Interest	Net Interest	Year 1	Net Interest	Year 2
Rates (basis	Income Year 1	Change	Income Year 2	Change
points)(1)	Forecas	From Level	Forecast	From Level
(Dollars in thousands)
+400	26,245	(2.5)%	30,623	8.0%
+300	26,489	(1.6)%	30,079	6.1%
+200	26,732	(0.7)%	29,645	4.6%
+100	26,893	(0.1)%	29,111	2.7%
—	—	—	—	—
-100	26,424	(1.8)%	26,748	(5.7)%
-200	26,285	(2.3)%	25,101	(11.5)%

(1)	Assumes an immediate uniform change in interest rates at all maturities.

The table above indicates that at December 31, 2024, after one year, Ballston Spa would have experienced a 0.7% decrease in NII in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 2.3% decrease in NII in the event of an instantaneous 200 basis point decrease in market interest rates.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above table assumes that the composition of Ballston Spa’s interest sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of Ballston Spa’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its NPV and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Ballston Spa’s primary sources of funds consist of deposit inflows, loan repayments, and repayments from investment securities. In addition, Ballston Spa has the ability to collateralize borrowings in the wholesale markets or borrow advances from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Ballston Spa’s ALCO Committee is responsible for establishing and monitoring its liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of its customers as well as unanticipated contingencies. Ballston Spa seeks to maintain a ratio of liquid assets (including cash and federal funds sold) as a percentage of total deposits ranging between 1% and 25%. At December 31, 2025, this ratio was 1.60%. Ballston Spa believes that it has enough sources of liquidity to satisfy its short- and long-term liquidity needs as of December 31, 2025. Ballston Spa anticipates that it will maintain higher liquidity levels following the completion of the transaction.

Ballston Spa regularly adjusts its investments in liquid assets based upon its assessment of:

(i)	expected loan demand;
(ii)	expected deposit flows;
(iii)	yields available on interest-earning deposits and securities; and
(iv)	the objectives of Ballston Spa’s asset/liability management program.

Excess cash is invested generally in interest-earning deposits and short- and intermediate-term securities.

Ballston Spa’s most liquid assets are cash and cash equivalents. The levels of these assets depend on its operating, financing and investing activities during any given period. At December 31, 2025, cash and cash equivalents totaled $28.1 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $66.6 million at December 31, 2025.

At December 31, 2025, Ballston Spa had $34.1 million in outstanding loan commitments and $38 million of unused lines of credit. Certificates of deposit due within one year of December 31, 2025 totaled $83.8 million, or 10.95% of total deposits. If these deposits do not remain with Ballston Spa, it will be required to seek other sources of funds, including loan sales, other deposit products, including replacement certificates of deposit, securities sold under agreements to repurchase (repurchase agreements) and advances from the Federal Home Loan Bank of New York and other borrowing sources. Depending on market conditions, Ballston Spa may be required to pay higher rates on such deposits or other borrowings than it currently pays on the certificates of deposit due on or after December 31, 2025. Ballston Spa believes, however, based on past experience that a significant portion of such deposits will remain with it. Ballston Spa has the ability to attract and retain deposits by adjusting the interest rates offered.

Ballston Spa’s cash flows are derived from operating activities, investing activities and financing activities as reported in its Consolidated Statements of Cash Flows included in its Consolidated Financial Statements.

Ballston Spa’s primary investing activities are originating and purchasing loans and purchasing mortgage-backed securities. During the twelve months ending December 31, 2025, Ballston Spa originated $149.6 million of loans. Ballston Spa purchased $7.8 million in securities classified as available for sale during the twelve months ended December 31, 2025.

Financing activities consist primarily of activity in deposit accounts. Ballston Spa experienced a net increase in total deposits of $69.3 million for the twelve months ended December 31, 2025. The increase resulted primarily from a $46 million increase in NOW and money market accounts and a $4.2 million increase in demand deposit accounts, offset by a $6.1 million decrease in savings accounts. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Ballston Spa and its local competitors, and by other factors.

Ballston Spa had $74.0 million and $116.5 million in borrowings with the Federal Home Loan Bank of New York at December 31, 2025 and December 31, 2024, respectively. The decrease in Federal Home Loan Bank of New York borrowings was due to an increase in deposits.

Ballston Spa National Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2025 and December 31, 2024, Ballston Spa National Bank exceeded all regulatory capital requirements. Ballston Spa National Bank is considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Federal Banking Regulation—Capital Requirements” and Note 12 of the Notes to the Ballston Spa Consolidated Financial Statements.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the Notes to the Ballston Spa National Bank financial statements included in this document.

Impact of Inflation and Changing Prices

Ballston Spa’s consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Ballston Spa’s operations. Unlike industrial companies, Ballston Spa’s assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on its performance than the effects of inflation.

Loan Portfolio Composition. The following table sets forth the composition of Ballston Spa’s loan portfolio by type of loan at the dates indicated.

	At December 31,
	2025		2024
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Residential real estate	$318,694	39.71%	$303,156	39.72%
HELOCs	17,092	2.13%	15,526	2.03%
Commercial real estate	370,380	46.16%	349,369	45.78%
Commercial and industrial	32,582	4.06%	39,596	5.19%
Consumer	63,698	7.94%	55,592	7.28%
Total gross loans	802,446	100.00%	763,239	100.00%
Unearned discount and net deferred fees and costs	773		742
Total loans	803,219		763,981
Allowance for credit losses	(8,749)		(8,545)
Net loans	$794,470		$755,436

Contractual Maturities. The following tables set forth the contractual maturities of Ballston Spa’s total loan portfolio at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

		Non-
	Residential	Residential
	Real Estate(1)	Real Estate	C&I	Consumer	Total Loans
Amounts due in:
One year or less	$2,647	$27,473	$11,739	$6,567	$48,426
After one through five years	5,039	117,751	13,440	7,528	143,758
After five through 15 years	59,285	211,718	6,249	26,575	303,827
More than 15 years	268,815	13,438	1,154	23,028	306,435
Total	$335,786	$370,380	$32,582	$63,698	$802,446

(1)	Includes HELOC.

Fixed Versus Adjustable-Rate Loans. The following tables sets forth Ballston Spa’s fixed and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2026.

	Due After December 31, 2026
	Fixed	Adjustable	Total

	(In thousands)
Real estate mortgage loans:
Residential real estate	$224,004	$109,135	$333,139
Non-residential real estate	128,475	214,432	342,907
C&I	15,123	5,720	20,843
Consumer	57,131	—	57,131
Total	$424,733	$3,292,867	$754,020

One- to Four Family-Residential Mortgage Loans. Ballston Spa offers two types of residential mortgage loans: fixed-rate loans and adjustable-rate loans. Ballston Spa offers fixed-rate mortgage loans with terms of up to 30 years. Ballston Spa offers adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of five, seven or ten years. Interest rates and payments on Ballston Spa’s adjustable-rate loans generally are adjusted to a rate equal to a percentage above the U.S. Treasury Security Index. The maximum amount by which the interest rate may be increased or decreased is generally 2.0% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by Ballston Spa on the basis of its own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

It is Ballston Spa’s general policy not to make high loan-to-value loans (defined as loans with a loan-to-value ratio of 80% or more) without private mortgage insurance. Ballston Spa requires all properties securing mortgage loans to be appraised by a board-approved independent appraiser. Ballston Spa requires title insurance on all first mortgage loans, and borrowers must obtain hazard insurance. Additionally, Ballston Spa requires flood insurance for loans on properties located in a flood zone, and may require such insurance on properties not located in a flood zone.

Generally, adjustable-rate loans will better insulate Ballston Spa National Bank from interest rate risk as compared to fixed-rate mortgages. An increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment, however, could cause an increase in delinquencies and defaults. To mitigate the risk of an increase to a monthly mortgage payment of an adjustable-rate loan, which could result in an increase to delinquencies and defaults, Ballston Spa adheres to strict underwriting guidelines by initially qualifying a borrower at a higher interest rate. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make Ballston Spa’s asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Home equity loans and lines of credit. Ballston Spa generally offers home equity loans and lines of credit with a maximum combined loan-to-value ratio of 89.9% based on the appraised value for one- to four-family owner-occupied loans. Home equity loans have fixed rates of interest and are originated with terms of up to 20 years. Home equity lines of credit have both fixed and adjustable rates that are based upon the prime rate as published in The Wall Street Journal. Ballston Spa holds a first or second mortgage position on all of the properties that secure its home equity loans.

Commercial Real Estate Loans. Ballston Spa primarily offers fixed-rate terms on its commercial real estate loans. Rates are typically fixed for a five-year period and are subject to adjustment every five years throughout the life of the loan. Maturities range from 5 to 20 years with amortization periods up to 30 years for loans secured by multi-family properties and 25 years for all other commercial real estate loans.

For all commercial and multi-family real estate loans, Ballston Spa generally requires a minimum debt service coverage ratio of 1.20x and maximum loan-to-value ratio of 80% for purchase transactions and 75% for refinancings. When each loan is underwritten, it is stress tested using an increased vacancy factor and interest rate.

Additionally, each managing principal’s personal financial condition is reviewed, including a global cash flow analysis. A majority of Ballston Spa’s commercial real estate loans carry personal guarantees of the principals of the borrowers. For certain multi-family real estate loans, all managing principals may be approved to execute a carve-out guaranty agreement. This document details numerous acts, any of which, if committed by the principal, will trigger a personal guaranty of the loan.

Multi-family loans primarily consist of borrowings secured by residential apartment buildings containing anywhere from five, to over 60, units. Typically, these loans are made to borrowing entities whose principals have significant experience in managing such properties.

The management of Ballston Spa believes that the risk presented by loans secured by multi-family properties is mitigated by the fact that the rental income supporting repayment of the loan comes from multiple tenants and is not commercial in nature.

Ballston Spa management believes that while its overall commercial real estate loan concentration is elevated, it does not represent excessive or undue exposure or risk of loss. Ballston Spa’s loan portfolio reflects a balanced mix of property types and a sub-concentration in multi-family loans. Ballston Spa manages credit risk through conservative underwriting policies and procedures, loan monitoring practices, external loan reviews and portfolio segmentation analysis and stress testing

At December 31, 2025, Ballston Spa’s largest commercial real estate loan totaled $7.4 million and was secured by multi-family apartment complex consisting of five, two-story garden-style structures along with 40 garage spaces and paved surface parking for 75 cars. The property is located in Ballston Spa’s primary market area. At December 31, 2025, this loan was performing in accordance with its original terms.

Commercial and Industrial Loans. At December 31, 2025, Ballston Spa had $32.6 million of commercial and industrial loans outstanding, representing 4.06% of the total commercial and industrial loan portfolio. Typically, Ballston Spa originates commercial and industrial loans and lines of credit to small- and medium-sized companies in its market area under the Small Business Administration program. Ballston Spa’s commercial and industrial loans, specifically Small Business Administration loans, are generally used for working capital purposes or for acquiring real estate, equipment, inventory or furniture. Ballston Spa’s commercial and industrial loan portfolio consists of a mix of secured and unsecured loans. Generally, secured loans underwritten through the Small Business Administration program can have a loan-to-

value ratio of up to 90% of the real estate collateral securing the loan. When making Small Business Administration commercial and industrial loans, Ballston Spa requires a debt service coverage ratio of at least 1.25x and Ballston Spa reviews and considers the financial statements of the borrower, Ballston Spa’s lending history with the borrower, the borrower’s debt service capabilities, the projected cash flows of the business, and the value of collateral, accounts receivable, inventory, and equipment. Personal guarantees are obtained from all Small Business Administration commercial and industrial borrowers. Ballston Spa generally seeks to establish the primary deposit account relationship of our commercial and industrial business borrowers to maintain their principal deposit accounts with Ballston Spa, which improves Ballston Spa’s overall interest rate spread and profitability. Ballston Spa may increase this type of lending in the future.

The commercial loans that Ballston Spa offers are variable- and fixed-rate loans, generally for a one- to ten-year term. Variable interest rates are indexed to the prime rate as published in The Wall Street Journal, plus a margin. Commercial loans typically have shorter terms to maturity and higher interest rates than commercial real estate loans.

When making commercial and industrial loans outside of the Small Business Administration program, Ballston Spa requires a debt service coverage ratio of at least 1.20x and, for commercial and industrial loans secured by real estate, a loan-to-value ratio of up to 80% of the real estate securing the loan. Ballston Spa reviews and considers the financial statements of the borrower, Ballston Spa’s lending history with the borrower, the borrower’s debt service capabilities, and the value of the collateral. Ballston Spa generally does not make unsecured commercial and industrial loans and, if unsecured, personal guarantees are typically obtained from commercial and industrial borrowers.

At December 31, 2025, Ballston Spa’s largest commercial and industrial relationship totaled $25.4 million and was secured by first position commercial mortgages with 4 multi-family locations, apartments for senior living and a gas station located in Ballston Spa’s primary market area. At December 31, 2025, these loans were performing in accordance with their original terms.

Consumer loans. Ballston Spa offers unsecured personal loans up to $25,000 and secured automobile, recreational vehicle and boat loans up to 110% Value of collateral. Ballston Spa also offers loans secured by certificates of deposit accounts held at Ballston Spa National Bank, up to 90% of the balance of the certificate of deposit. For more information on Ballston Spa’s loan commitments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ballston Spa—Liquidity and Capital Resources.”

Unsecured loans generally entail greater risk than residential mortgage loans. Such loan collections depend on the borrower’s continuing financial stability and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Originations, Sales, Purchases and Participations. Loan originations come from a number of sources. Primary sources of loan originations are from existing customers, professional network referrals, including attorneys, accountants and real estate brokers, walk-in traffic, purchases from correspondent banks, advertising and referrals from customers.

At December 31, 2025, Ballston Spa had $127.9 million in commercial loan participations. As a supplement to its in-house loan originations of one- to four-family residential real estate loans, Ballston Spa National Bank enters into agreements with unaffiliated mortgage brokers as a source for additional residential real estate loans. Ballston Spa currently works with 2 different mortgage brokers in its market area, none of which Ballston Spa has an ownership interest in or share any common employees or directors. These mortgage brokers originate the one- to four-family residential real estate loans and then submit them on a loan-by-loan basis to Ballston Spa National Bank following re-underwriting of the loan in accordance with Ballston Spa’s own underwriting criteria. Ballston Spa uses the same parameters in evaluating these loans as Ballston Spa does for its in-house loan originations of one- to four-family residential real estate loans. For each broker originated loan, Ballston Spa generally pays a 1% fee plus $500 based on the loan balance upon funding.

For the year ended December 31, 2025, Ballston Spa approved and funded for its portfolio $4.7 million of loans from these mortgage brokers and for the years ended December 31, 2024 and 2023, Ballston Spa purchased for its portfolio $16.7 million and $9.6 million, respectively, of loans from these mortgage brokers. As part of purchasing the loans, Ballston Spa acquires the servicing rights to the loans. The loans that are acquired from these mortgage brokers are without recourse or any right to require the mortgage broker to repurchase the loans. The fixed aggregate fee Ballston Spa pays to acquire the loan and servicing rights are amortized over the contractual life of the loan.

Loan Approval Procedures and Authority. Ballston Spa’s lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by its board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s position and experience. The Management Loan Committee, comprised of Ballston Spa National Bank’s President, Chief Credit Officer, Chief Banking Officer, Senior Credit Officer, and Commercial Banking Manager, approves residential and commercial loans up to $2.5 million. Proposed loans in excess of such amounts must be approved by the board of directors.

Loans to One Borrower. The maximum amount that Ballston Spa may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of its stated capital and reserves. At December 31, 2025, Ballston Spa’s regulatory limit on loans to one borrower was $12.8 million. At that date, Ballston Spa’s largest borrower exposure was for $10.3 million. The exposure is supported by a fixed rate mortgage loan, a blanket filing on equipment as well as perfected interest in specific equipment. These loans were performing in accordance with their terms as of December 31, 2025.

Loan Commitments. Ballston Spa issues commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to its customers. Generally, Ballston Spa’s loan commitments expire after 60 days.

Non-Performing and Problem Assets

When a loan is 15 days past due, Ballston Spa sends the borrower a late charge notice. If the loan delinquency is not corrected, other forms of collections are implemented, including telephone calls and collection letters. Ballston Spa attempts personal, direct contact with the borrower to determine the reason for the delinquency, to ensure that the borrower correctly understands the terms of the loan and to emphasize the importance of making payments on or before the due date. If necessary, subsequent late charges and delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, Ballston Spa will send the borrower a final demand for payment and it may refer the loan to legal counsel to commence foreclosure proceedings. Any of Ballston Spa’s loan officers can shorten these time frames in consultation with the senior lending officer.

Generally, loans are placed on non-accrual status when payment of principal or interest 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans are also placed on non-accrual status if collection of principal or interest in full is in doubt. When loans are placed on a non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received. The loan may be returned to accrual status if both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a six-month period. Ballston Spa’s Mortgage Lending Officer reports monitored loans, including all loans rated special mention, substandard, doubtful or loss, to the board of directors on a quarterly basis. In addition, management presents a quarterly loan loss allowance analysis to Ballston Spa’s board of directors.

The following table sets forth Ballston Spa’s loan delinquencies by type and amount at the dates indicated.

	At December 31,
	2025			2024
	30-59	60-89	90 Days	30-59	60-89	90 Days
	Days	Days	or More	Days	Days	or More
	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due

	(In thousands)
Residential real estate	$—	$1,260	$992	$—	$564	$923
HELOCs	—	—	—	149	—	8
Commercial real estate	—	—	328	—	114	175
Commercial and industrial	—	—	—	—	—	—
Consumer	227	70	75	91	93	69
Total loans	$227	$1,330	$1,395	$240	$771	$1,175

Non-Performing Assets. The following table sets forth information regarding Ballston Spa’s non-performing assets as of December 31, 2025 and December 31, 2024.

	At December 31,
	2025	2024

	(In thousands)
Non-accrual loans:
Residential real estate	$331	$598
HELOCs	—	—
Commercial real estate	328	—
Commercial and industrial(	—	29
Consumer	1	—
Total non-performing loans	$660	$627

On the basis of this review of Ballston Spa’s loans, its classified and special mention loans at the dates indicated were as follows:

	At December 31,
	2025	2024

	(In thousands)
Substandard loans	$2,198	$2,242
Doubtful loans	—	—
Loss loans	—	—
Total classified loans	$2,198	$2,242
Special mention loans	$4,884	$—

Classification of Assets. Ballston Spa’s policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that Ballston Spa will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose Ballston Spa to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve Ballston Spa’s close attention, are required to be designated as special mention. As of December 31, 2025, Ballston Spa had $4.9 million in assets designated as special mention.

Allowance for Credit Losses. The allowance for credit losses is the amount estimated by management as necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. Ballston Spa’s determination as to the classification of its assets and the amount of its loss allowances are subject to review by the OCC, which can require that Ballston Spa establish additional loss allowances. Ballston Spa regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of Ballston Spa’s review of its assets at December 31, 2025, Ballston Spa had $2.2 million of assets classified as substandard, and no assets classified as doubtful or loss.

The following table sets forth activity in Ballston Spa’s allowance for credit losses by portfolio class for periods indicated.

	Residential			Commercial
	Real		Commercial	and
December 31, 2025	Estate	HELOCs	Real Estate	Industrial	Consumer	Total
Allowance for credit losses:
Beginning balance	$2,564	$104	$5,396	$313	$168	$8,545
Provision for credit losses	220	(33)	(41)	264	220	630
Loans charged-off	(63)	—	—	(202)	(180)	(445)
Recoveries	—	—	—	—	19	19
Total ending allowance balance	$2,721	$71	$5,355	$375	$227	$8,749

	Residential			Commercial
	Real		Commercial	and
December 31, 2024	Estate	HELOCs	Real Estate	Industrial	Consumer	Total
Allowance for credit losses:
Beginning balance	$2,466	$91	$5,091	$275	$153	$8,076
Provision for credit losses	167	13	305	39	76	600
Loans charged-off	(69)	—	—	(1)	(83)	(153)
Recoveries	—	—	—	—	22	22
Total ending allowance balance	$2,564	$104	$5,396	$313	$168	$8,545

Allocation of Allowance for credit losses. The following tables set forth the allowance for credit losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2025			2024
		Percent of			Percent of
		Allowance	Percent		Allowance	Percent
		in Each	of Loans		in Each	of Loans
		Category	in Each		Category	in Each
	Allowance	to Total	Category	Allowance	to Total	Category
	for Loan	Allocated	to Total	for Loan	Allocated	to Total
	Losses	Allowance	Loans	Losses	Allowance	Loans

	(In thousands)
Residential real estate	2,721	31.10%	39.71%	2,564	30.01%	39.72%
HELOCs	71	0.81%	2.13%	104	1.22%	2.03%
Commercial real estate	5,355	61.21%	46.16%	5,396	63.14%	45.78%
Commercial and industrial	375	4.29%	4.06%	313	3.66%	5.19%
Consumer	227	2.59%	7.94%	168	1.97%	7.28%
Total allocated allowance	8,749	100.00%	100.00%	8,545	100.00%	100.00%
Unallocated allowance	—			—
Total	8,749			8,545

Investment Activities

General. The goals of Ballston Spa’s investment policy is to maximize portfolio yield over the long term in a manner that is consistent with minimizing risk, and meeting liquidity needs, pledging requirements, and asset/liability management and interest rate risk strategies. Subject to loan demand and Ballston Spa’s interest rate risk analysis, Ballston Spa will increase the balance of its investment securities portfolio when it has excess liquidity.

Ballston Spa has authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various U.S. government sponsored enterprises and federal agencies, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, Ballston Spa also may invest a portion of its assets in corporate securities (equity as well as debt) and mutual funds. As a member of the Federal Home Loan Bank of New York, Ballston Spa also is required to maintain an investment in Federal Home Loan Bank of New York stock.

Ballston Spa’s investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to achieve a yield consistent with credit and interest rate risk parameters included in Ballston Spa National Bank’s policies. Ballston Spa’s board of directors has the overall responsibility for the investment portfolio, including approval of its investment policy, which is reviewed and approved at least annually. The ALCO Committee, which includes the Chief Executive Officer and Chief Financial Officer, is responsible for implementation of the investment policy, and monitoring Ballston Spa’s investment performance. Ballston Spa’s board of directors reviews the status of its investment portfolio on a quarterly basis.

At December 31, 2025, Ballston Spa’s investment portfolio consisted primarily of securities and obligations issued by U.S. government-sponsored enterprises totaling $3.0 million, securities and obligations issued by New York and its political subdivisions of $12.0 million, residential mortgage-backed securities of $46.0 million, collateralized mortgage obligations totaling $53 thousand and corporate securities of $5.5 million. At December 31, 2025, Ballston Spa also owned $7.9 of Federal Home Loan Bank of New York stock. As a member of Federal Home Loan Bank of New York, Ballston Spa is required to purchase stock in the Federal Home Loan Bank of New York, which is carried at cost and classified as a restricted investment.

At December 31, 2025, all of Ballston Spa’s available-for-sale securities are carried at fair value through accumulated other comprehensive income.

For additional information regarding Ballston Spa’s investment securities portfolio, see Note 2 to the Notes to Consolidated Financial Statements.

United States Government and Federal Agency Obligations. While United States Government and federal agency securities generally provide lower yields than other investments in Ballston Spa’s securities investment portfolio, it maintains these investments, to the extent appropriate, for liquidity purposes, as collateral for borrowings and as an interest rate risk hedge in the event of significant mortgage loan prepayments.

Mortgage-Backed Securities. Ballston Spa invests in mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Ballston Spa invests in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower its credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae or Ginnie Mae.

Mortgage-backed securities are created by pooling mortgages and issuing a security with an interest rate that is less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although Ballston Spa invests primarily in mortgage-backed securities backed by one- to four-family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors. Some securities pools are guaranteed as to payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are more liquid than individual mortgage loans since there is an active trading market for such securities. In addition, mortgage-backed securities may be used to collateralize Ballston Spa’s specific liabilities and obligations.

Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on Ballston Spa’s securities. Ballston Spa periodically reviews current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or accretion adjustments.

Collateral Mortgage Obligations. CMOs are debt securities issued by a special-purpose entity that aggregates pools of mortgages and mortgage-backed securities and creates different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into “tranches” or classes that have descending priorities with respect to the distribution of principal and interest cash flows, while cash flows on pass-through mortgage-backed securities are distributed pro rata to all security holders. All of the CMOs in Ballston Spa’s investment portfolio are rated “AAA” by at least one of the major investment securities rating services.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of Ballston Spa’s funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Deposits are primarily attracted from within Ballston Spa’s market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW accounts), savings accounts, money market accounts and certificates of deposit. As of December 31, 2025, Ballston Spa holds $113.9 million of accounts from a variety of local municipal relationships. As of December 31, 2025 Ballston Spa also has $60.4 million of brokered deposits.

Ballston Spa also offers a variety of deposit accounts designed for the businesses operating in its market area. Ballston Spa’s business banking deposit products include a business checking account designed for small businesses, savings and money market accounts. Ballston Spa offers bill payment services through its online banking system.

Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, Ballston Spa considers the rates offered by its competition, the rates on borrowings, its liquidity needs, profitability to Ballston Spa, and customer preferences and concerns. Ballston Spa generally reviews its deposit mix and pricing weekly. Ballston Spa’s deposit pricing strategy has generally been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,
	2025			2024
			Average			Average
	Amount	Percent	Rate	Amount	Percent	Rate

	(In thousands)
Demand, non-interest bearing	$148,536	19%	—%	$144,302	21%	—%
NOW and money market	382,252	50%	2.01%	336,293	48%	2.32%
Savings	87,243	11%	0.08%	93,385	13%	0.08%
	28,807	4%	3.87%	21,584	3%	2.74%
Time, $250 and over
Time, other	118,395	16%	3.81%	100,344	15%	4.10%
Total deposits	$765,233	100.00%		$695,908	100.00%

As of December 31, 2025 and 2024, the aggregate amount of uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance), was $28.8 million and $21.6 million, respectively. In addition, as of December 31, 2025, the aggregate amount of all of Ballston Spa’s uninsured certificates of deposit was $28.8 million. Ballston Spa has no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. The following table sets forth the maturity of the uninsured certificates of deposit as of December 31, 2025.

At
December 31, 2025
(In thousands)
Three months or less	$7,186
Over three through six months	13,906
Over six through twelve months	6,893
Over twelve months	822
Total	$28,807

Borrowings. Ballston Spa has the ability to utilize advances from the Federal Home Loan Bank of New York to supplement its investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, Ballston Spa is required to own capital stock in the Federal Home Loan Bank and is authorized to apply for advances on the security of such stock and certain of Ballston Spa’s mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

At December 31, 2025 and December 31, 2024, Ballston Spa had $74.0 million and $116.5 million, respectively, outstanding advances from the Federal Home Loan Bank of New York. At December 31, 2025, Ballston Spa had access to additional Federal Home Loan Bank advances of up to $272.3 million based on Ballston Spa’s unused qualifying collateral available to support such advances.

Ballston Spa also has the ability to borrow from the Federal Reserve Bank of New York to supplement its investable funds. All borrowings are secured by pledges of qualifying loans and investment securities and are generally on overnight terms with interest rates quoted at the time of the borrowing. At December 31, 2025 and December 31, 2024, Ballston Spa had no outstanding borrowings with the Federal Reserve Bank of New York. At December 31, 2025, Ballston Spa had board of directors’ authorization to borrow up to $3.0 million from the Federal Reserve Bank of New York.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe LLP
31.1	Certification of the Principal Executive Officer of the Company pursuant to ExchangeAct Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-OxleyAct of 2002.
31.2	Certification of the Principal Financial Officer of the Company pursuant to ExchangeAct Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-OxleyAct of 2002.
32.1	Certification of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-OxleyAct of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRLTaxonomy Extension Schema Document
101.CAL	Inline XBRLTaxonomy Extension Calculation Linkbase
101.LAB	Document Inline XBRLTaxonomy Extension Label Linkbase Document
101.PRE	Inline XBRLTaxonomy Extension Presentation Linkbase
101.DEF	Document Inline XBRLTaxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ballston Spa, State of New York, on the 24th day of April, 2026.

BALLSTON SPA BANCORP, INC.

By:	/s/ Christopher R. Dowd
Christopher R. Dowd
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 24th day of April, 2026.

Signatures	Title

/s/ Christopher R. Dowd	Director and Chief Executive Officer
Christopher R. Dowd	(Principal Executive Officer)

/s/ James F. Dodd	Executive Vice President and Chief Financial Officer
James F. Dodd	(Principal Financial and Accounting Officer)

/s/ Richard P. Sleasman	Chairman of the Board, Director
Richard P. Sleasman

/s/ Dawn Abbuhl	Director
Dawn Abbuhl

/s/ Paul N. DiCaprio	Director
Paul N. DiCaprio

/s/ Michael S. Dunn	Director
Michael S. Dunn

/s/ Aaron P. Flach	Director
Aaron P. Flach

/s/ Carl A. Florio	Director
Carl A. Florio

/s/ Beth A. Grasso	Director
Beth A. Grasso

/s/ Paul A. Milton	Director
Paul A. Milton

/s/ Stephen J. Obermayer	Director
Stephen J. Obermayer

/s/ Donald G. Persico	Director
Donald G. Persico

/s/ Theresa M. Skaine	Director
Theresa M. Skaine

/s/ Joseph H. Warren	Director
Joseph H. Warren